SHEARMAN & STERLING

FAX (39) 06 697 679 300
www.shearman.com

WRITER'S DIRECT NUMBER:
00 39 06 697 679 210

VIA BORGOGNONA 47
00187 ROMA
(39) 06 697 6791

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

December 19, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: IT Holding S.p.A.
Information Furnished Pursuant to Rule 12g3-2(b) Under the
Securities Exchange Act of 1934
File No. 82-4728

Dear Sir or Madam:

On behalf of IT Holding S.p.A. ("IT Holding") and pursuant to Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed a list of the documents that IT Holding has made public or filed with the relevant Italian public authorities since October 3, 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at (011-39-06-697-679-210) should you have any questions.

Very truly yours,

Domenico Fanuele

Attachments

cc: Giovanni Paese
IT Holding

RODOCS01/557.1

- **Financials filed with the Company Registry of the Chamber of Commerce, Industry, Handicraft and Agriculture of Isernia and with the Italian Stock Exchange**

Quarterly report for the period ending September 30, 2002.

Semi-annual report for the period ending June 30, 2002.

- **Press Releases**

November 14, 2002

Press release relating to article appeared on the Italian daily newspaper Milano Finanza concerning Diners and Diners SIM.

October 28, 2002

Press release relating to allegations of manipulation of the stock price.

September 30, 2002

Press release relating to 2002 Third-Quarter Report.

December 18, 2002

Press release relating to the approval of the code of conduct adopted by the Company, in accordance with the Rules for the markets organized and managed by Borsa Italiana S.p.A.

HOLDING

ABOUT DINERS

Milano, Italia, November 14, 2002: IT Holding S.p.A. makes clear that it does not hold neither Diners, nor Diners SIM, notwithstanding the content of today's press article in the Italian daily newspaper MF.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear and accessories, eyewear, and perfumes) under fully owned brands - Gianfranco Ferre', Malo, Exte', Try Ultralight, Romeo Gigli, and Gentryportofino - as well as under license agreements - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, and Desil Gold Filled. IT Holding Group distributes Salvatore Ferragamo and Emmanuel Ungaro perfumes (in Italy) and Gai Mattiolo perfumes (worldwide), and under license agreement it distributes Roberto Cavalli perfumes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Marco NARDELLA
IT Holding Comunicazione
Tel. +39 02763033.1
Mobile +39 3482591600
marco_nardella@itholding.it

For financial media inquires:

Federico STEINER
Mobile +39 335424278
Niccolo' MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 027203535
f.steiner@barabino.it
n.moschini@barabino.it

For investors/analysts inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

HOLDING

HYPOTHESIS OF MANIPULATING THE STOCK PRICE

Milano, Italia, October 28th, 2002: With reference to what reported by press agencies today, IT Holding S.p.A. clarifies that, although the company ignores the content of the report that CONSOB (Italian stock market regulator) sent to court (Weekly newsletter no. 41, October 28th, 2002), it thinks that the anomalous trend (from February 13th, 2002 to March 21st, 2002) of the stock price was the cause. During that period the company pointed out those anomalous movements opportunely to CONSOB.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear and accessories, eyewear, and perfumes) under fully owned brands - Gianfranco Ferre', Malo, Exte', Try Ultralight, Romeo Gigli, and Gentryportofino - as well as under license agreements - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, and Desil Gold Filled. IT Holding Group distributes Salvatore Ferragamo and Emmanuel Ungaro perfumes (in Italy) and Gai Mattiolo perfumes (worldwide), and under license agreement it distributes Roberto Cavalli perfumes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Marco NARDELLA
IT Holding Comunicazione
Tel. +39 02763033.1
Mobile +39 3482591600
marco_nardella@itholding.it

For financial media inquires:

Federico STEINER
Mobile +39 335424278
Niccolo' MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Tel. +39 027203535
f.steiner@barabino.it
n.moschini@barabino.it

For investors/analysts inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Tel. +39 02763039.1
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

HOLDING

THE BOARD OF DIRECTORS RELEASED THE CONSOLIDATED RESULTS AT SEPTEMBER 30, 2002.

ROBUST GROWTH IN NET REVENUES AND MARGINS:

- **CONSOLIDATED NET REVENUES WERE €506.6 MILLION (+20.2% YOY);**
- **EBITDA WAS €61.6 MILLION (+30,0% YOY);**
- **PROFIT BEFORE TAXES WAS €13.2 MILLION, NOTWITHSTANDING THE GROWTH IN A&D CHARGES (+59.0%) DUE TO FERRÉ ACQUISITION.**

Milano, Italia, November 11, 2002: The Board of Directors released today the consolidated 2002 results for the nine months ended on September 30, 2002.

Growth in net revenues and profitability. Consolidated net revenues reached €506.6 million (+20.1% year on year), EBITDA was €61.6 million (+30.0% year on year) and EBITDA margin increased to 12.2%. The growth in revenues allowed EBIT to reach €30.7 million (+10.0% year on year) and profit before taxes to attain €13.2 million, in line with September 2001, notwithstanding the 59.0% growth in amortization and depreciation charges.

On a like-for-like basis and despite the loss of revenues due to the licensing out of Romeo Gigli and Husky ready-to-wear collections, the growth (thus excluding Ferré Group) in consolidated net revenues was 13.4% (€478.0 million), gross profit increased 14.6%, and EBITDA grew 28.6%.

Each division had important improvements.

- **Ready-to-wear and accessories division** (90.3% of consolidated net revenues) net revenues grew 17.3% and EBITDA increased 34.9% year on year.
- **Eyewear division** net sales grew 33.0% and EBITDA 3.4% year on year.
- **Perfumes division** net sales, whose operations started this year, were €7.5 million and EBITDA was -€1.2 million, due to the early stage of its operations.

The geographic breakdown. In Italy, the most important market for the Group, net sales grew 22.4% year on year. In the Americas net sales increased 9.7%, notwithstanding the overall economic trend. In the other European countries net sales increased 9.5%, while in the rest of the world the growth was 36.6%.

On September 30, 2002 net financial debt included debts from banks of €130.1 million and a €200.0 million bond due 2005. Shareholders' equity as of September 30, 2002 was €245.9 million after the rights issue finalized last July. The debt-to-equity ratio was 1.3 in line with FY2001 figure.

HOLDING

"The Group reported encouraging growth rates in spite of tough macroeconomic and market conditions" said Mr. Tonino Perna, Chairman and Chief Executive Officer – "For FY2002 we confirm consolidated net revenues growth in excess of 20.0% year on year and improvements in margins" Mr. Perna concluded.

The Board of Directors released also:

- "Ethical Code" regarding the ethical principles to be followed by the Group's employees in order to prevent the crimes disciplined by D.Lgs. 231/2000 (Administrative responsibility of juridical persons).

- "Rules of conduct for Internal dealing" which will be mandatory starting in January 2003. These rules discipline the financial deals by the relevant employees on IT Holding shares and derivatives.
  These rules will be available on www.itholding.it, starting in January 2003.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear and accessories, eyewear, and perfumes) under fully owned brands – Gianfranco Ferré, Malo, Extè, Try Ultralight, Romeo Gigli, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, and Desil Gold Filled. IT Holding Group distributes Salvatore Ferragamo and Emmanuel Ungaro perfumes (in Italy) and Gai Mattiolo perfumes (worldwide), and under license agreement it distributes Roberto Cavalli perfumes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Marco NARDELLA
IT Holding Comunicazione
Ph. +39 02763033.1
marco_nardella@itholding.it

For financial media inquires:

Federico STEINER
Mobile +39 335424278
Niccolò MOSCHINI
Mobile +39 3473355398
BARABINO & Partners S.p.A.
Ph. +39 027203535
f.steiner@barabino.it
n.moschini@barabino.it

For investors/analysts inquiries:

Vittorio NOTARPIETRO
Giovanni PAESE
IT Holding S.p.A.
Ph. +39 02763039.1
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

Published on 11.12.2002 at 14:30

HOLDING

Consolidated statements of income
(unaudited)

	(In millions of Euros)				
	09/30/2002		09/30/2001		
		% of net revenues (9M)		% of net revenues (9M)	% Increase (Decrease)
Net revenues	**506.6**	**100.0**	**421.4**	**100.0**	**20.2**
of which royalty income	13.3	2.6	1.5	0.4	n.m.
Cost of goods sold	(207.0)	40.9	(177.5)	42.1	16.7
Gross profit	**299.6**	**59.1**	**243.9**	**57.9**	**22.8**
SG&A	(238.0)	47.0	(196.6)	46.7	21.1
EBITDA	**61.6**	**12.2**	**47.3**	**11.2**	**30.0**
Amortization/depreciation	(30.9)	6.1	(19.4)	4.6	59.0
EBIT	**30.7**	**6.1**	**27.9**	**6.6**	**10.0**
Financial income (charges)	(15.4)	3.0	(12.8)	3.0	19.2
Extraordinary income (charges)	(3.3)	0.7	(1.5)	0.4	120.0
Profit before minority interests and taxes	**12.0**	**2.4**	**13.6**	**3.2**	**(11.0)**
Minority interests in net (income) loss	1.2	0.2	n.m.	n.m.	n.m.
Profit before taxes	13.2	2.6	13.6	3.2	(3.0)

n.m.: not meaningful

HOLDING

Consolidated statements of income
(unaudited)

	(In millions of Euros)				
	09/30/2002		09/30/2001		
		% of net revenues (3Q)		% of net revenues (3Q)	% Increase (Decrease)
Net revenues	**193.8**	**100.0**	**173.4**	**100.0**	**11.7**
of which royalty income	5.8	3.0	0.4	0.2	n.s.
Cost of goods sold	(83.3)	43.0	(76.5)	44.1	8.9
Gross profit	**110.5**	**57.0**	**96.9**	**55.9**	**14.0**
SG&A	(83.2)	42.9	(73.2)	42.2	13.6
EBITDA	**27.3**	**14.1**	**23.7**	**13.7**	**15.1**
Amortization/depreciation	(10.5)	5.4	(7.1)	4.1	48.5
EBIT	**16.8**	**8.7**	**16.6**	**9.6**	0.9
Financial income (charges)	(4.9)	2.5	(4.2)	2.4	15.7
Extraordinary income (charges)	(3.5)	1.8	1.2	(0.7)	n.s.
Profit before minority interests and taxes	**8.4**	**4.3**	**13.6**	**7.9**	**(38.7)**
Minority interests in net (income) loss	0.2	0.1	(0.1)	0.1	n.s.
Profit before taxes	8.6	4.4	13.5	7.8	n.s.

n.m.: not meaningful

HOLDING

Consolidated Financial Positions
(unaudited)

	(In millions of Euros)		
	09/30/2002	**12/31/2001**	**06/30/2002**
Intangible assets	331.4	152.6	338.3
Tangible assets	54.2	53.1	55.5
Long-term financial assets	11.0	5.1	12.1
FIXED ASSETS	**396.6**	**210.8**	**405.9**
Inventories	129.9	128.3	150.6
Accounts receivable	184.0	73.3	145.4
Accounts payable	(139.3)	(146.3)	(159.9)
Other net assets (liabilities)	27.6	51.0	(14.9)
WORKING CAPITAL	**202.2**	**106.3**	**121.2**
SEVERANCE PAY FUND	**(13.8)**	**(11.9)**	**(13.6)**
NET INVESTED CAPITAL	**585.0**	**305.2**	**513.5**
Financed by:			
Short term financial payables	154.3	173.8	198.8
Medium term financial payables	213.7	42.3	214.1
Cash and cash equivalents	(37.9)	(46.5)	(37.3)
NET FINANCIAL DEBT	**330.1**	**169.6**	**375.6**
Share capital proceeds	**-**	**(0.7)**	**(87.4)**
SHAREHOLDERS' EQUITY (including minority int.)	**254.9**	**136.3**	**225.3**
SOURCES OF FINANCING	**585.0**	**305.2**	**513.5**

HOLDING

Internal Dealing
CODE OF CONDUCT

Introduction

In accordance with the Rules for the markets organized and managed by Borsa Italiana S.p.A., as modified with effect from July 15, 2002, the board of directors of IT Holding S.p.A. ("ITH") has approved the following code of conduct with regard to the disclosure of dealings in listed ITH financial instruments by members of the company's board of directors, board of statutory auditors and top management, as well as employees of ITH and its subsidiaries working in particularly "sensitive" areas.

The purpose of this code of conduct is to ensure utmost transparency and consistency in market disclosure of individual conduct - with regard to listed ITH securities - held by ITH directors, statutory auditors and management, in addition to certain employees due to their positions within the company.

This code - which is binding for the above-mentioned persons - contains certain provisions that are more severe than those laid down by Borsa Italiana S.p.A., in order to best meet the market's disclosure requirements with the most accurate and thorough approach possible.

1. Relevant persons

This code of conduct applies to the following persons within the ITH Group, who are considered "relevant persons":

A. the members of the board of directors and standing statutory auditors of the company;
B. COOs of the company (where appointed);
C. company managers in the following positions:
    - VP, Human Resources;
    - VP, Administration;
    - VP, Finance;
    - Internal Audit Manager;
D. the CEO's and COOs (where appointed) of IT Holding S.p.A.'s main subsidiaries ("main subsidiaries" are those included in the consolidation, with yearly turnover exceeding Euro 50 million);

E. employees of ITH and its subsidiaries working in "sensitive areas" who, due to their positions in the company, have access to confidential information on events such as to cause significant changes in the expected/forecast financial position and results of ITH and its group. The CEO of ITH identifies these persons in a specific internal notice.

2. Information to be disclosed by relevant persons to the company

The relevant persons should inform the ITH Corporate Affairs Function of the following, in *accordance with the terms and methods specified below:*

- dealings they carry out in listed financial instruments issued by ITH;
- dealings they carry out in financial instruments, including those that are unlisted, which give the bearer the right to subscribe, purchase or sell listed financial instruments issued by ITH;
- dealings they carry out in derivatives and covered warrants where the underlying assets are listed financial instruments issued by ITH, even where these are exercised through cash payment of a differential.

Disclosure is not required for dealings in non-convertible bonds.

To this end:

a. dealings carried out by any relevant persons, their spouses (unless legally separated), minor children are considered, as are dealings carried out on the behalf of relevant persons by nominees, trustees or their subsidiaries;
b. securities lending is not considered where the relevant person or other persons listed under point a.) act as lender, nor is the setting up of rights of pledge or beneficial interests;
c. dealings carried out between the persons under point a.), including through nominees or trustees, are not considered;
d. dealings carried out in the scope of investment portfolio management on an individual basis where clients explicitly and irrevocably waive their right to give instructions are not considered.

With regard to derivative financial instruments and covered warrants, the notional countervalue is equal to the product of the number of underlying shares controlled by the instrument multiplied by the official list price thereof on the day in which the dealings are concluded.

3. Dealings carried out by directors and statutory auditors: information to be disclosed to the company and market

Given the aim of utmost transparency, as mentioned in the introduction, members of the board of directors and board of statutory auditors of ITH inform the Corporate Affairs Function of each individual dealing they carry out no matter what the amount, as discussed under point 2.

This information should be sent to the Corporate Affairs Function in a timely manner and in any case no later than three trading days after the conclusion of the dealings.

The Corporate Affairs Function discloses the information received to the market where it refers to dealings which - within one calendar quarter - either individually or cumulatively exceed Euro 25,000. Such disclosure is provided in a timely manner and, in any case, within two trading days of receipt of notice that the above-mentioned threshold has been exceeded.

4. Dealings carried out by directors and auditors: periodic information published on the company's website

In order to ensure utmost transparency and consistency of public disclosure, as mentioned in the introduction, the Corporate Affairs Function updates the company's website quarterly with a summary of the number of listed ITH securities held by each member of the board of directors and board of statutory auditors, compared with those held at the end of the previous calendar quarter, detailing dealings carried out in the current calendar quarter.

5. Other relevant persons' dealings: information to be disclosed to the company and market

Other relevant persons (as per point 1) should inform the Corporate Affairs Function of dealings, as specified under point 2, which - during each calendar quarter - are individually or cumulatively equal to or more than Euro 25,000.

The Corporate Affairs Function should receive the above information no later than six trading days after the end of the calendar quarter in which the dealings exceeding the threshold were carried out.

The Corporate Affairs Function then discloses the information to the market no later than ten trading days after the end of the calendar quarter in which the dealings exceeding the threshold of Euro 50,000 were carried out.

Other relevant persons, in accordance with the above-mentioned Borsa Italiana S.p.A. rules, should inform the Corporate Affairs Function of dealings (as per point 2) carried out each

calendar quarter which are individually or cumulatively equal to or more than Euro 250,000 (*"significant dealings"*).

Relevant persons should send this information in a timely manner and, in any case, the Corporate Affairs Function should receive it no later than three trading days after completion of the transaction exceeding the threshold.

The Corporate Affairs Function then discloses the information it receives with regard to significant dealings without delay and in any case no later than two trading days after receipt.

If no dealings are carried out, no disclosure is required.

6. Notifying the Company

Information to be disclosed to the company is sent to the Corporate Affairs Function, which reports directly to the CEO and board of directors.

Each relevant person should provide information in writing in accordance with the layout that the Corporate Affairs Function sets forth, specifically including information on the types of financial instruments underlying the dealings, the dates and amounts thereof, as well as any other useful information.
This information should be sent to the Corporate Affairs Function at the following e-mail address:
(omitted).

If it is not possible to send an e-mail, relevant persons may send information by fax - however with advance notice by telephone - to the following number. *(omitted)*

7. Blocking period

For the purpose of preventing conflicts of interest and, as a result, compromising the company and group, the relevant persons listed under point 1 are prohibited from dealing in the financial instruments listed under point 2 during the following periods:

- 60 days preceding public disclosure of the board of directors' approval of the annual and half-year reports of ITH, and
- 15 days preceding public disclosure of the board of directors' approval of the quarterly results (for the first and third quarters) of ITH.

This prohibition does not apply to the exercise of any rights assigned in the scope of company stock option plans, although financial instruments subject to such rights may not be dealt in during the blocking periods.

The company's board of directors may grant waivers to these blocking periods on the basis of reasonably grounded arguments.

8. Validity

This code of conduct takes effect on January 1, 2003.

The quarterly periods mentioned above coincide with calendar quarters, beginning with the quarter running from January 1, 2003 to March 31, 2003.

From January 1, 2003 (date in which the procedures laid down by the Borsa Italiana S.p.A. rules take effect), disclosure will be made to the market in accordance with the methods set forth by Borsa Italiana S.p.A. as well as on the company's website.

9. Modifications and integrations

This code will be updated and integrated - in accordance with the policies of utmost transparency mentioned in the introduction - taking into consideration the application of regulations and market practice with regard to internal dealing.

10. Non-compliance with the code of conduct

Those who fail to comply with the requirements and prohibitions discussed above will be held liable in accordance with the relevant legislation. Employees of ITH or its subsidiaries, as discussed in the introduction, who fail to comply with this code, may face disciplinary measures *in addition to being held liable under the law.*

******

Relevant legislation

The above instructions - which have been approved by the board of directors of ITH - comply with the Rules for the markets organized and managed by Borsa Italiana, as modified with the

measure approved with Consob resolution no. 13655 dated July 9, 2002 ("internal dealing"). These rules are published on the web site www.borsaitalia.it.

HOLDING

INTERIM
REPORT
2002

2002 third quarter report

TABLE OF CONTENTS

*Translation from the Italian original which remains the definitive version.

1. VALUATION CRITERIA AND ACCOUNTING POLICIES

The 2002 third quarter report has been prepared in accordance with the guidelines issued by CONSOB, introduced with resolution no. 11971 of May 14, 1999 and subsequent modifications.

For comparative purposes, income statement figures are provided for the first nine months and third quarter of 2002 and are compared with figures for the same periods of 2001.

Taxation pertaining to the 2002 periods and the same periods of 2001 is not considered.

Details on the consolidated net financial position at September 30, 2002 are compared with the corresponding figures at December 31, 2001 and June 30, 2002.

The valuation criteria and accounting policies adopted in preparing the consolidated schedules at September 30, 2002 are in line with those used for the consolidated financial statements at December 31, 2001.

The FINANCIÈRE MELPAR HOLDING S.A. Group, comprising FINANCIÈRE MELPAR HOLDING S.A. and its subsidiaries ("FERRÉ Group"), was consolidated on January 1, 2002 although its acquisition was finalized on June 24, 2002 as it had been contractually stipulated that the dividend rights of acquired shares would take effect on January 1, 2002 and that the IT HOLDING Group would take control of the FINANCIÈRE MELPAR Group from that date.

The third quarter schedules have not been audited.

2. GROUP PERFORMANCE

First nine months

Exhibit 1. Consolidated statements of income

	(In thousands of Euros)				
	09/30/2002 (nine months)	**% of net revenues**	**09/30/2001 (nine months)**	**% of net revenues**	**% increase (decrease)**
Net sales	**506,555**	**100.00**	**421,449**	**100.00**	**20.19**
of which royalty income	13,281	2.62	1,515	0.36	n.m.
COGS	(207,014)	40.87	(177,454)	42.11	16.66
Gross margin	**299,541**	**59.13**	**243,995**	**57.89**	**22.77**
SG&A	(237,888)	46.96	(196,580)	46.64	21.01
EBITDA	**61,653**	**12.17**	**47,415**	**11.25**	**30.03**
Amortization/depreciation	(30,936)	6.11	(19,466)	4.62	58.92
EBIT	**30,717**	**6.06**	**27,949**	**6.63**	**9.90**
Financial income (charges)	(15,300)	3.02	(12,832)	3.04	19.23
Extraordinary income (charges)	(3,344)	0.66	(1,518)	0.36	120.29
Profit before minority interests and taxes	**12,073**	**2.38**	**13,599**	**3.23**	**(11.22)**
Minority interests in net (income) loss	1,151	0.23	(26)	0.01	n.m.
Profit before taxes	**13,224**	**2.61**	**13,573**	**3.22**	**(2.57)**

n.m.: not meaningful

The figures for the first nine months of 2002 (exhibit 1) are in line with the objectives set for 2002 and show an improvement in profitability and an increase of sales volumes.

Consolidated net revenues increased by 20.19% over the first nine months of 2001 to Euro 506,555 thousand, also as a result of changes in the consolidation area.

The following exhibit gives a breakdown of turnover by main geographical area.

Exhibit 2. Net revenues by geographical area

Geographical area	09/30/2002 (nine months)	% of net revenues	09/30/2001 (nine months)	% of net revenues	% increase (decrease)
	(In thousands of Euros)				
Italy	203,648	40.20	166,400	39.48	22.38
Europe *	171,400	33.84	156,519	37.14	9.51
Americas	58,184	11.49	53,056	12.59	9.67
Rest of the world	60,042	11.85	43,959	10.43	36.59
Royalty	13,281	2.62	1,515	0.36	n.m.
Net revenues	**506,555**	**100.00**	**421,449**	**100.00**	**20.19**

* without Italy

n.m.: not meaningful

The geographical breakdown (exhibit 2) shows that Italy is still the Group's main market, where sales were up 22.38% over 2001. Turnover on the Italian market was Euro 203,648 thousand in absolute terms versus Euro 166,400 thousand in the same period of 2001. Sales in the rest of Europe increased by 9.51% to Euro 171,400 thousand from Euro 156,519 thousand. Turnover for the rest of the world grew by 36.59% to Euro 60,042 thousand from Euro 43,959 thousand in 2001. The American market recorded sales of Euro 58,184 thousand versus Euro 53,056 thousand in the first nine months of 2001.

Exhibit 3. Net revenues by brand

	09/30/2002 (nine months)	% of net revenues	09/30/2001 (nine months)	% of net revenues	% increase (decrease)
	(In thousands of Euros)				
Ferré	72,249	14.26	44,323	10.52	63.01
Other owned brands	105,980	20.92	112,441	26.68	(5.75)
Licensed brands	315,045	62.19	263,171	62.44	19.71
Royalty	13,281	2.63	1,514	0.36	n.m.
Net revenues	**506,555**	**100.00**	**421,449**	**100.00**	**20.19**

The breakdown of net revenues by owned brands and licensed brands (exhibit 3) shows that "Ferré" brand sales grew by 63.01% to Euro 72,249 thousand from Euro 44,323 thousand in the same period in 2001. For the first nine months of 2002, these sales include the Gianfranco Ferré ready-to-wear and eyewear

collections, as well as the Gianfranco Ferré Jeans collection, which the Group has produced and distributed since 2001.

Sales for other owned brands were slightly down against 2001, amounting to Euro 105,980 thousand (20.92% of total net revenues). This was mostly due to licensing production and sales of the "Romeo Gigli," "Gigli," and "Husky" ready-to-wear collections. Licensed brands accounted for 62.19% (Euro 315,045 thousand) of total net revenues in the first nine months of 2002.

Exhibit 4. Net revenues by distribution channel

	(In thousands of Euros)				
	09/30/2002 (nine months)	% of net revenues	09/30/2001 (nine months)	% of net revenues	% increase (decrease)
Wholesale	451,048	89.04	387,286	91.89	16.46
Retail	42,226	8.34	32,648	7.75	29.34
Royalty	13,281	2.62	1,515	0.36	n.m.
Net revenues	**506,555**	**100.00**	**421,449**	**100.00**	**20.19**

Wholesale sales (exhibit 4) rose to Euro 451,048 thousand from Euro 387,286 thousand, holding their position as the Group's primary distribution channel. Sales of the 33 Directly Operated Stores (DOS)[1] grew 29.34% to Euro 42,226 thousand from Euro 32,648 thousand in 2001. Royalties amounted to Euro 13,281 thousand versus Euro 1,515 thousand in the first nine months of 2001, mostly due to the acquisition of the FERRÉ Group.

With regard to profitability, there was a considerable increase in the gross profit margin on sales, which was 59.13% versus 57.89% in the same period of 2001.

As a result of these improvements, EBITDA margin rose to 12.17% of revenues, up 30.03% over 11.25% in the same period of 2001.

Amortization/depreciation was Euro 30,936 thousand versus Euro 19,466 thousand in the same period in 2001, mainly due to the acquisition of the FERRÉ Group.

EBIT margin was especially noteworthy, up 9.90% over September 30, 2001 to Euro 30,717 thousand. This

[1] Including seven Gianfranco Ferré boutiques that the Group did not own in 2001. Another Gianfranco Ferré boutique is about to open in Paris.

was substantially in line with the first nine months of 2001 despite increased amortization/depreciation following the acquisition of the FERRÉ Group.

Net financial charges rose to Euro 15,300 thousand from Euro 12,832 thousand in the same nine months of 2001. This increase was the result of a combination of different factors: greater indebtedness arising from the acquisition of the FERRÉ Group and increased interest rate spreads on loans, partially offset by lower market rates.

Profit before taxes was Euro 13,224 thousand against Euro 13,573 thousand in 2001.

For an analysis of the Group's performance, the reclassified statements of income broken down by division are presented below. Net revenues of each division are provided before inter-division eliminations, which totaled Euro 3,443 thousand (first nine months of 2001: Euro 2,469 thousand).

Exhibit 5. Ready-to-wear and accessories division: consolidated statements of income

	(In thousands of Euros)				
	09/30/2002 (nine months)	% of net revenues	09/30/2001 (nine months)	% of net revenues	% increase (decrease)
Net revenues	**457,193**	**100.00**	**389,848**	**100.00**	**17.27**
of which royalty income	16,656	3.64	3,814	0.98	n.m.
COGS	(182,552)	39.93	(161,390)	41.40	13.11
Gross profit	**274,641**	**60.07**	**228,458**	**58.60**	**20.22**
SG&A	(215,674)	47.17	(184,751)	47.39	16.74
EBITDA	**58,967**	**12.90**	**43,707**	**11.21**	**34.91**

With net revenues (exhibit 5) up 17.27% to Euro 457,193 thousand, this division is once again the Group's primary source of revenues, despite its reduced impact on consolidated turnover, down to 90.26% from 92.50% in the first nine months of 2001. This is a consequence of the rising growth rate of sales in the eyewear and perfume divisions (ITF S.p.A. began operations in 2002) compared to the growth rate of the ready-to-wear and accessories division.

Trends in the income statement figures for the ready-to-wear and accessories division are substantially in line with the consolidated income statement figures presented earlier in this report.

Exhibit 6. Eyewear division: consolidated statements of income

	(In thousands of Euros)				
	09/30/2002 (nine months)	% of net revenues	09/30/2001 (nine months)	% of net revenues	% increase (decrease)
Net revenues	**45,324**	**100.00**	**34,070**	**100.00**	**33.03**
COGS	(22,151)	48.87	(16,102)	47.26	37.57
Gross profit	**23,173**	**51.13**	**17,968**	**52.74**	**28.97**
SG&A	(19,337)	42.66	(14,258)	41.85	35.62
EBITDA	**3,836**	**8.46**	**3,710**	**10.89**	**3.40**

Headed by ALLISON S.p.A., this division (exhibit 6) generated sound results once more in terms of growth in sales[2], substantially as a result of the expansion of the brand portfolio. Net revenues in the first nine months of the year rose 33.03% over the same period in 2001 to Euro 45,324 thousand from Euro 34,070 thousand. The increased impact of fixed operating costs following the expansion of the overall ALLISON S.p.A. structure as part of its strategic development plan, brought EBITDA down to 8.46% from 10.89% in 2001.

Exhibit 7. Perfume division: consolidated statements of income

	(In thousands of Euros)	
	09/30/2002 (nine months)	% of net revenues
Net revenues	**7,480**	**100.00**
COGS	(2,369)	31.67
Gross profit	**5,111**	**68.33**
SG&A	(6,261)	83.70
EBITDA	**(1,150)**	**(48.54)**

ITF S.p.A. recorded net sales of Euro 7,480 thousand (exhibit 7). The launch of the "Roberto Cavalli" perfume met with strong results and encouraged forecasts of sound growth rates in the future. Sales in the first nine months of the year were mainly concentrated in Italy.

[2] Revenues for the eyewear and perfume divisions correspond with sales and we will therefore use the terms interchangeably.

Exhibit 8. Like-for-like statements of income

	(In thousands of Euros)				
	09/30/2002 (nine months)	% of net revenues	09/30/2001 (nine months)	% of net revenues	% increase (decrease)
Net revenues	**477,956**	**100.00**	**421,449**	**100.00**	**13.41**
of which royalty income	2,912	0.01	1,441	n.m.	102.08
COGS	(198,432)	41.52	(177,454)	42.11	11.82
Gross profit	**279,524**	**58.48**	**243,995**	**57.89**	**14.56**
SG&A	(218,568)	45.73	(196,578)	46.64	11.19
EBITDA	**60,956**	**12.74**	**47,415**	**11.25**	**28.56**
Amortization/depreciation	(22,007)	4.60	(19,466)	4.62	13.05
EBIT	**38,949**	**8.14**	**27,949**	**6.63**	**39.36**

n.m.: not meaningful

For the purpose of comparing consistent figures and, therefore, in order to provide a clearer analysis of the Group's performance in the first nine months of 2002, consolidated income statement figures (exhibit 8) are compared with those for the first nine months of 2001, net of the effects of the consolidation of the FERRÉ Group. Therefore, these results are not comparable with those shown before, as they have not been adjusted to reflect the effects of consolidation.

Third quarter

Exhibit 9. Consolidated statements of income

	(In thousands of Euros)				
	09/30/2002 (three months)	% of net revenues	09/30/2001 (three months)	% of net revenues	% increase (decrease)
Net revenues	**193,760**	**100.00**	**173,412**	**100.00**	**11.73**
of which royalty income	5,803	2.99	358	0.21	n.m.
COGS	(83,308)	43.00	(76,486)	44.11	8.92
Gross margin	**110,452**	**57.00**	**96,926**	**55.89**	**13.95**
SG&A	(83,200)	42.94	(73,248)	42.24	13.59
EBITDA	**27,252**	**14.06**	**23,678**	**13.65**	**15.09**
Amortization/depreciation	(10,465)	5.40	(7,048)	4.06	48.48
EBIT	**16,787**	**8.66**	**16,630**	**9.59**	**0.94**
Financial income (charges)	(4,893)	2.53	(4,231)	2.44	15.65
Extraordinary income (charges)	(3,541)	1.83	1,226	(0.71)	n.m.
Profit before minority interests and taxes	**8,353**	**4.31**	**13,625**	**7.86**	**(38.69)**
Minority interests in net (income) loss	236	0.12	(163)	0.09	n.m.
Profit before taxes	**8,589**	**4.43**	**13,462**	**7.76**	**n.m.**

n.m.: not meaningful

2002 third quarter figures are analyzed below in comparison with those of the same period of 2001 (exhibit 9). Net revenues increased 11.73% to Euro 193,760 thousand from Euro 173,412 thousand in 2001. EBITDA as a percentage of net sales was 14.06%, showing a slight improvement against the third quarter of 2001, and coming in higher than the 12.17% recorded in the first nine months of the year. Third quarter EBIT was Euro 16,787 thousand, accounting for 8.66% of net revenues, up 6.06% over the first nine months of the year, but down 9.59% against the third quarter of 2001. This was mainly the result of increased amortization/depreciation charges further to the acquisition of the FERRÉ Group. Profit before taxes was Euro 8,589 thousand, down from Euro 13,462 thousand in the same period in 2001.

Exhibit 10. Consolidated financial positions

	(In thousands of Euros)		
	09/30/2002	**12/31/2001**	**06/30/2002**
Intangible assets	331,352	152,592	338,335
Tangible assets	54,225	53,082	55,502
Long-term financial assets	11,065	5,126	12,045
Fixed assets	**396,642**	**210,800**	**405,882**
Inventories	129,863	128,251	150,550
Accounts receivable	184,103	73,274	145,398
Accounts payable	(139,310)	(146,194)	(159,920)
Other net assets (liabilities)	27,584	50,995	(14,837)
Working capital	**202,240**	**106,326**	**121,191**
Severance pay fund	**(13,833)**	**(11,967)**	**(13,604)**
Net invested capital	**585,049**	**305,159**	**513,469**
Financed by:			
Short term financial payables	154,312	173,756	198,798
Medium term financial payables	213,744	42,469	214,108
Cash and cash equivalents	(37,902)	(46,589)	(37,298)
Net financial debt	**330,154**	**169,636**	**375,608**
Share capital proceeds	**-**	**(735)**	**(87,440)**
Shareholders' equity (including minority interests)	**254,895**	**136,258**	**225,301**
Sources of financing	**585,049**	**305,159**	**513,469**

The Group's financial position at September 30, 2002 (exhibit 10) was heavily impacted by the acquisition of the FERRÉ Group, the issue of a bond on the Euromarket for Euro 200,000 thousand due in May 2005, and the share capital increase of Euro 109,786 thousand, finalized in July 2002. These events are described in more detail in the 2002 semi-annual report.

- **Fixed assets**

  The net increase of Euro 185,842 thousand versus year-end 2001 was mainly due to the acquisition of GIANFRANCO FERRÉ S.p.A., through the acquisition of FINANCIÈRE MELPAR HOLDING S.A. for which Euro 168,787 thousand was paid in excess of shareholders' equity (net of amortization for the period amounting to Euro 6,576 thousand).

  The remainder of the increase was mainly due to the change in the consolidation area (again in relation to the acquisition of GIANFRANCO FERRÉ S.p.A.), the consideration paid to renew license agreements, and the capitalization of costs relating to the bond issue.

- **Working capital**

  The most significant increase was in accounts receivable. This was due to increased turnover, less factoring without recourse of accounts receivable, and the change in the consolidation area.

  The significant decrease in the caption "Other net assets" was mainly due to the increase in accrued liabilities for royalties and advertising expenses accrued for the period by licensors as well as accrued interest expense on the bond of Euro 200,000 thousand.

- **Net invested capital**

  As a result of changes in fixed assets and working capital, net invested capital increased by Euro 279,890 thousand, mainly due to the acquisition of GIANFRANCO FERRÉ S.p.A..

- **Net financial debt**

  As a result of the above, net financial debt rose Euro 160,518 thousand over December 31, 2001.

- **Shareholders' equity (including minority interests)**

  At September 30, 2002 this caption was up Euro 118,637 thousand, Euro 109,786 thousand of which related to the above mentioned share capital increase of Euro 254,895 thousand.

  Thus, the debt/equity ratio was 1.3, virtually unchanged compared to December 31, 2001.

3. SIGNIFICANT EVENTS

This section details significant events which occurred from July 1 to November 11, 2002.

The most important events in this period include the following:

- On July 4, 2002, Roberto Cavalli and ITTIERRE S.p.A. renewed the license agreement for the "Just Cavalli" ready-to-wear and accessories collection three years in advance, extending it to the Spring/Summer 2010 collection.
- On July 16, 2002 the share capital increase on payment was successfully completed. A total of 45,744,000 shares were subscribed at a price of Euro 2.40 each for Euro 109,785,600. Share capital after the increase amounts to Euro 12,293,700, composed of 245,874,000 ordinary shares with a face value of Euro 0.05 each.
- On August 1, 2002 ITF S.p.A. incorporated ITF USA Inc. with registered office in New York City and a share capital of 300,000 dollars. This company will distribute perfumes in America.
- On September 27, 2002 an agreement was signed for the merger of ITJ S.p.A. into ITTIERRE S.p.A. with retroactive effect from January 1, 2002 for accounting and tax purposes.

4. ESTIMATED FUTURE DEVELOPMENTS

On the basis of third quarter sales trends of both the ready-to-wear and accessories division and eyewear and perfume divisions, management is confident that it will achieve the more than 20% growth in consolidated revenues forecast for the year and consequently increase profitability over the previous year.

Pettoranello di Molise (IS), November 11, 2002

The Board of Directors

IT HOLDING

HALF YEAR REPORT 2002

IT HOLDING GROUP*

BRANDS	MAIN OPERATING FACILITIES	COLLECTIONS	
Gianfranco Ferré	ITC S.p.A.[1]	Gianfranco Ferré GFF - Gianfranco Ferré[2] Gianfranco Ferré Studio[2] Gianfranco Ferré Forma[2] Gianfranco Ferré Profumi[3]	RTW and accessories division
Malo	M.A.C. - Manifatture Associate Cashmere S.p.A.	Malo	RTW and accessories division
Gentryportofino	Gentryportofino S.p.A.[4]	Gentryportofino	RTW and accessories division
Romeo Gigli		Romeo Gigli[5] Gigli[5]	RTW and accessories division
Extè	Ittierre S.p.A.	Extè J's Extè Gianfranco Ferré Jeans *under license* D&G Versus Versace Jeans Couture Versace Jeans Signature Just Cavalli	RTW and accessories division
	Allison S.p.A.	Ferré Extè Romeo Gigli Try Ultralight *under license* Desil Gold Filled Anna Sui Vision ZeroRH+	Eyewear division
	ITF S.p.A.	*under license* Roberto Cavalli Gai Mattiolo[6] Salvatore Ferragamo[7] Emmanuel Ungaro[7]	Perfumes division

1) Since April 1, 2002
2) Licensed to Marzotto S.p.A.
3) Licensed to Diana de Silva Cosmétiques S.p.A.
4) Company incorporated on May 7, 2002
5) Licensed to Urbis S.r.l.
6) Worldwide distribution agreement
7) Distribution agreement for the Italian market

* *As of October 31, 2002*

GROUP SNAPSHOT

HOLDING

IT HOLDING

HALF YEAR REPORT 2002

"TO SUCCEED AS A MAJOR PLAYER IN THE LUXURY GOODS INDUSTRY THROUGH A MULTI-BRAND AND A MULTI-PRODUCT STRATEGY"

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Euros)

	06/30/2002	% of net revenues	06/30/2001	% of net revenues	increase (decrease) %
Net revenues	**312,795**	**100.00**	**248,037**	**100.00**	**26.11**
COGS	(123,706)	39.55	(100,967)	40.71	22.52
Gross profit	**189,089**	**60.45**	**147,070**	**59.29**	**28.57**
SG&A	(154,688)	49.45	(123,335)	49.72	25.42
EBITDA	**34,401**	**11.00**	**23,735**	**9.57**	**44.94**
Amortization/depreciation	(20,471)	6.54	(12,418)	5.01	64.85
EBIT	**13,930**	**4.46**	**11,317**	**4.56**	**23.09**
Financial income (charges)	(10,407)	3.33	(8,599)	3.47	21.03
Extraordinary income (charges)	197	(0.06)	(2,744)	1.11	(107.18)
Income before minority interests	**3,720**	**1.19**	**(26)**	**(0.02)**	**n.m.**
Minority interests in net (income) loss	915	0.29	137	(0.06)	n.m.
Pre-tax income	**4,635**	**1.48**	**111**	**0.04**	**n.m.**

n.m.: not meaningful

CONSOLIDATED FINANCIAL POSITIONS
(In thousands of Euros)

	06/30/2002	12/31/2001	06/30/2001
Intangible assets	338,335	152,592	147,638
Tangible assets	55,502	53,082	50,484
Long-term financial assets	12,045	5,126	5,643
Fixed assets	**405,882**	**210,800**	**203,765**
Inventories	150,550	128,251	123,223
Accounts receivable	145,398	73,274	54,569
Accounts payable	(159,920)	(146,194)	(142,605)
Other net assets (liabilities)	(14,837)	50,995	48,028
Net working capital	**121,191**	**106,326**	**83,215**
Severance pay fund	(13,604)	(11,967)	(11,047)
Net invested capital	513,469	305,159	275,933
Financed by:			
Short-term financial payables	198,798	173,756	126,609
Medium-term financial payables	214,108	42,469	54,744
Cash and cash equivalents	(37,298)	(46,589)	(39,261)
Net financial debt	375,608	169,636	142,092
Share capital increase proceeds	(87,440)	(735)	-
Shareholders' equity (including minority interests)	225,301	136,258	133,841
Sources of financing	**513,469**	**305,159**	**275,933**

n.m.: not meaningful

IT Holding stock price vs. Mibtel index



IT Holding
Mibtel
%
€
40
20
0
-20
-40
4.50
3.25
2.00
2 GEN
18
1 FEB
15
1 MAR
15
2 APR
12 APR
2 MAY
10 MAY
3 JUN
14
1 JUL

Net revenues trend
(In millions of Euros)


600
500
400
300
200
100
0
CAGR '92-'01: 21%*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
93
133
172
223
265
312
333
371
433
527
100%
100%
100%
100%
94%
94%
89%
76%
69%
73%
6%
6%
11%
24%
31%
27%
Owned brands (excluding Ferré)
Licenses

* Compounded Annual Growth Rate: $(527/93)^{\frac{1}{9}}$-1

FINANCIAL HIGHLIGHTS

Geographic breakdown of net revenues
(As a percentage)


Other European countries
Italy
Rest of the world
America
1H02
Group
1H01
12.4
10.4
33.8
43.4
10.7
13.3
38.1
37.9
Ready-to-wear and accessories division
9.4
11.2
35.5
43.9
10.7
12.5
39.8
37.0
Eyewear division
17.1
22.4
20.6
39.9
10.7
19.2
20.3
49.8

Breakdown of net revenues between owned brands and licensed brands
(As a percentage)


Ferré
Other owned brands
Licensed brands
1H02
1H01
19.9
18.0
62.1
27.4
10.4
62.2

Net revenues retail/wholesale
(As a percentage)


Retail
Wholesale
1H02
1H01
8.2
91.8
7.1
92.9


malo


malo


malo

Malo - Excellence as outstanding quality


GIANFRANCO
FERRE


GIANFRANCO
FERRE

Gianfranco Ferré - Excellence in Italian prêt-à-porter


ROMEO GIGLI

Romeo Gigli -
Excellence in
pure creativity


extē


extē

Exté -
Excellence as
creative
designers


gentryportofino

Gentryportofino -
Excellence in
binding cashmere
and fashion


FERRE

Ittierre -

Excellence in

young

prêt-à-porter




VERSUS
versus


D&G



CONSOLIDATED FINANCIAL STATEMENTS

HALF YEAR REPORT 2002*

* Translation from the Italian original which remains the definitive version.

Directors' Discussion and Analysis (DD&A)

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

From 1992 to 2001, IT HOLDING Group's net revenues went from Euro 93,000 thousand to Euro 527,000 thousand, showing an compound annual growth rate (CAGR) of 21%.

This was the result of development of its licensing activity and, later on, the acquisition and development of owned brands ("Extè," "Malo," "Gentryportofino," and "Romeo Gigli"), on the basis of a multi-brand and multi-product strategy.

The Group's pivotal guidelines have been to strengthen its licensing activity by renewing existing licenses and obtaining new ones and to expand its product range through the acquisition of particular production and commercial know-how.

IT Holding is now ready to put the know-how acquired to the use of an owned brand with international brand visibility and with the potential for development. Therefore, IT Holding's management decided to acquire the "Ferré" brand whose net revenues from wholesale business, including licenses to third parties, exceeded Euro 200 million.

This project certainly requires effort but has all the factors for success. It may be summarized in the following statement:

IT Holding will progressively acquire the activities now licensed to third parties and use a strong industrial and distribution base, together with a suitable brand communication strategy in order to exploit all the underlying potential from the brand.

Group structure

The structure of IT HOLDING Group at June 30, 2002 was as follows:

Exhibit 1. IT Holding Group

	100% Ittierre S.p.A.	100% ITJ S.p.A.	100% Elite S.r.l.		
		100% ITC S.p.A.			
		100% Hypsos S.r.l.			
		100% IT Finance and Trading B.V.	100% Far IT Ltd.		
			100% Hobbymarkt Wassenaar B.V.	100% Magic Style S.r.l.	
	100% M.A.C. S.p.A.	100% C.I.M. S.r.l.	99.996% Ittierre France S.A.		
		100% M.A.C. Deutschland GmbH	100% Ittierre Moden GmbH		
		100% M.A.C. France E.u.r.l.	100% Ittierre Suisse GmbH		
		100% M.A.C. Japan Inc.	100% IT USA Holding Inc.	100% IT USA Inc.	
		100% M.A.C. Marbella S.L.	100% Quartermain Ltd.	100% M.A.C. USA Inc.	
IT HOLDING S.p.A.		100% Extè UK Ltd.		100% M.A.C. Soho Llc.	
	100% GF Montaigne S.a.s. *(unconsolidated)*	80% Allison Canada Inc.		100% M.A.C. Madison Llc.	
	100% Allison S.p.A.	80% Allison Eyewear Inc.		100% M.A.C. Colorado Llc.	
	100% Ferré Finance S.A.	51% Desil S.p.A.		100% M.A.C. Bal Harhour Llc.	
	100% Gentryportofino S.p.A.	66,66% Biemme S.r.l.		100% M.A.C. Palm Beach Llc.	
		40% Neometal Optik S.p.A. *(affiliate)*		100% M.A.C. Chicago Llc.	
	90% IBEX 2001 S.p.A.	80% ITF S.p.A.		100% M.A.C. Clinton Llc.	
	100% Gigli S.p.A.	100% V2I Holding S.A.	80% Euroholding Fashion S.A.	100% M.A.C. Woodbury Llc.	
			80% Interstyle Holding S.A.		
	100% Malo S.p.A.	100% Maison R.G. USA Inc. *(unconsolidated)*	80% Moda Brand Holding S.A.		
	99.99% Financière Melpar Holding S.A.	100% Gianfranco Ferré S.p.A.	100% Nuova Andrea Fashion S.p.A.		
			100% GF Manufacturing S.r.l.		
			100% Gianfranco Ferré France E.u.r.l.		
			100% Gianfranco Ferré UK Ltd.		
			100% Gianfranco Ferré Holdings Inc.	100% Gianfranco Ferré USA Inc.	
			100% F.G. Investimenti S.r.l. *(in liquidation)*	100% First Boutique Inc.	100% First Rodeo Corp.
			100% GF Mode GmbH *(in liquidation)*		100% First P.B. Boutique Inc.
			100% Madeferré S.r.l. *(in liquidation)*		

Results of operations

The Group's 1H02 results may be summarized in the following income statement:

Exhibit 2. Consolidated statements of income

(In thousands of Euros)

	06/30/2002	% of net revenues	06/30/2001	% of net revenues	% increase (decrease)
Net revenues	312,795	100.00	248,037	100.00	26.11
COGS	(123,706)	39.55	(100,967)	40.71	22.52
Gross profit	189,089	60.45	147,070	59.29	28.57
SG&A	(154,688)	49.45	(123,335)	49.72	25.42
EBITDA	34,401	11.00	23,735	9.57	44.94
Amortization/depreciation	(20,471)	6.54	(12,418)	5.01	64.85
EBIT	13,930	4.46	11,317	4.56	23.09
Financial income (charges)	(10,407)	3.33	(8,599)	3.47	21.03
Extraordinary income (charges)	197	(0.06)	(2,744)	1.11	(107.18)
Income before minority interests	3,720	1.19	(26)	(0.02)	n.m.
Minority interests in net (income) loss	915	0.29	137	(0.06)	n.m.
Pre-tax income	**4,635**	**1.48**	**111**	**0.04**	**n.m.**

n.m.: not meaningful

Comments on IT HOLDING Group's consolidated income statement are presented below. Through the inclusion of FINANCIÈRE MELPAR HOLDING S.A. and its subsidiaries (FINANCIÈRE MELPAR Group), FERRÉ Group is now part of the consolidation area. The above table compares the consolidated income statement for the first half of 2002 with that of the same period of 2001. The changes between the two periods were due to the above-mentioned variation in the consolidation area.

The 1H02 figures are the result of goals established for the year, showing that actions undertaken are geared towards recovering profitability and increasing sales volumes.

The Group's revenues grew at a double digit rate (26.11%), going from Euro 248,037 thousand at June 30, 2001 to Euro 312,795 thousand at June 30, 2002, despite a difficult macroeconomic situation.

Exhibit 3. Net revenues by geographical area

(In thousands of Euros)

Net revenues	06/30/2002	%	06/30/2001	%	% increase (decrease)
Italy	135,652	43.37	94,006	37.90	44.30
Europe *	105,782	33.82	94,576	38.13	11.85
Americas	38,850	12.42	32,823	13.23	18.36
Rest of the world	32,511	10.39	26,632	10.74	22.07
Total	**312,795**	**100.00**	**248,037**	**100.00**	**26.11**

** without Italy*

The geographical breakdown shows that the Group's main market is still Italy where revenues were up 44.30%, from Euro 94,006 thousand for 1H02 to Euro 135,652 thousand for 1H01. European revenues were Euro 105,782 thousand, recording 11.85% growth. The highest increases were seen in Scandinavia, Eastern Europe, and Greece. Even revenues in the Americas were up by 18.36% and went from Euro 32,823 thousand for 1H01 to Euro 38,850 thousand for 1H02, despite the considerable difficulties undergone in the American luxury goods

industry. Revenues in the rest of the world recorded an increase of 22.07%, growing from Euro 26,632 thousand at June 30, 2001 to Euro 32,511 thousand at June 30, 2002.

Exhibit 4. Net revenues by brand

(In thousands of Euros)

Net revenues	06/30/2002	%	06/30/2001	%	% increase (decrease)
Ferré	56,245	17.98	25,823	10.41	117.81
Other owned brands	62,389	19.95	67,967	27.40	(8.21)
Licensed brands	194,161	62.07	154,247	62.19	25.88
Total	**312,795**	**100.00**	**248,037**	**100.00**	**26.11**

The above analysis of net revenues by category of brand shows a significant increase for licensed brands (up 25.88%), for which net revenues were up from Euro 154,247 thousand for 1H01 to Euro 194,161 thousand for 1H02. Net revenues of the "Ferré" brand increased by 117.81% (from Euro 25,823 thousand to Euro 56,245 thousand) due to better revenues trends for the first half of 2002 and the fact that FERRÉ Group was included in the consolidation area of IT HOLDING Group. However, net revenues for other owned brands were down by 8.21%, falling from Euro 67,967 thousand for the first six months of 2001 to Euro 62,389 thousand for the same period of 2002. This was a consequence of the licensing of ready-to-wear and accessories collections under the "Romeo Gigli," "Gigli," and "Husky" brands.

Exhibit 5. Net revenues by distribution channel

(In thousands of Euros)

Net revenues	06/30/2002	%	06/30/2001	%	% increase (decrease)
Wholesale	287,164	91,81	230,495	92,93	24,59
Retail	25,631	8,19	17,542	7,07	46,11
Total	**312,795**	**100,00**	**248,037**	**100,00**	**26,11**

The above analysis by distribution channel shows important growth in revenues from wholesale business and also an improvement in sales from Directly Operated Stores (DOS).

1H02 wholesale revenues increased by 24.59% and were Euro 287,164 thousand versus Euro 230,495 for 1H01. Retail revenues were up by 46.11% (Euro 25,631 thousand versus Euro 17,542 thousand for 1H01) also due to the change in the consolidation area (seven "Ferré" DOS) and the new "Malo" DOS opened from July 2001 (in Marbella, Courmayeur, and London.)

With regard to profitability, there was a significant recovery of production efficiency as well as the considerable contribution of higher retail sales. These two factors impacted the gross margin percentage which was 60.45% of net revenues, up compared to 59.29% for 1H01.

A further benefit arose from the consolidation of FERRÉ Group which reduced the impact of royalties on net revenues (from 9.72% to 8.26% in 1H01.)

As a result of the above mentioned improvements, EBITDA was 11.00% of net revenues versus 9.57% at June 30, 2001 (Euro 34,401 thousand versus Euro 23,735 thousand, with an increase of 44.94%).

Amortization/depreciation was Euro 20,471 thousand versus Euro 12,418 thousand for 1H01. This was mainly due to amortization of the "Ferré" trademark and other intangible and tangible assets forming part of the new consolidation area.

EBIT amounted to Euro 13,930 thousand versus Euro 11,317 thousand for the same period of 2001 (up 23.09%) and, as a percentage of net revenues, it stayed at the same level.

Financial income and charges, net were Euro 10,407 thousand versus Euro 8,599 thousand at June 30, 2001. The increase was a consequence of greater medium-term indebtedness arising from the acquisition of FINANCIÈRE MELPAR Group, also described in this section, and was partially offset by the reduction in money market rates. As a net result of this, financial income and charges, net were up by Euro 1,808 thousand.

There was a particularly significant increase in pre-tax income for the period which rose from Euro 111 thousand for 1H01 to Euro 4,635 thousand for 1H02.

For an analysis of the Group's performance, the reclassified income statement is presented below by division.

Ready-to-wear and accessories division:

Exhibit 6. Statements of income

(In thousands of Euros)

	06/30/2002		06/30/2001		
		% of net revenues		% of net revenues	% increase (decrease)
Net revenues	278,001	100.00	224,846	100.00	23.64
COGS	(106,348)	38.25	(89,197)	39.67	19.23
Gross profit	171,653	61.75	135,649	60.33	26.54
SG&A	(139,921)	50.33	(115,368)	51.31	21.28
EBITDA	**31,732**	**11.42**	**20,281**	**9.02**	**56.46**

This division confirmed itself as the Group's main source of revenues, with net revenues up by 23.64% to Euro 278,001 thousand, despite the lower percentage of overall net revenues which fell from 90.65% at June 30, 2001 to 88.88% at June 30, 2002. This drop was due to the increased effect of eyewear and perfumes sales on overall net revenues which will be disclosed later in this report.

A geographic breakdown of net revenues for the ready-to-wear and accessories division is presented below:

Exhibit 7. Net revenues by geographical area

(In thousands of Euros)

	06/30/2002		06/30/2001		
Net revenues		%		%	% increase (decrease)
Italy	122,060	43.91	83,291	37.04	46.55
Europe *	98,765	35.53	89,521	39.81	10.33
Americas	31,196	11.22	28,051	12.48	11.21
Rest of the world	25,980	9.34	23,983	10.67	8.33
Total	**278,001**	**100.00**	**224,846**	**100.00**	**23.64**

** without Italy*

The table shows a considerable improvement in all the main areas compared to the first six months of 2001. The most significant growth was in Italy (up 46.55%) where net revenues reached Euro 122,060 thousand. Net revenues in Europe were up by 10.33% and amounted to Euro 98,765 thousand. Net revenues in the rest of the world were Euro 25,980 thousand recording growth of 8.33%. Net revenues in the Americas were also up (11.21%) to Euro 31,196 thousand.

Gross margin percentage was 61.75% versus 60.33% for 1H01. This improvement was the effect of the trend described in the previous paragraph.

Furthermore, EBITDA margin was 11.42% compared to 9.02% at June 30, 2001, due to the lower impact on revenues costs and lower royalties in relation to the consolidation of FERRÉ. EBITDA for 1H02 was Euro 31,732 thousand and was up by 56.46% versus Euro 20,281 thousand for 1H01.

Eyewear division:

Exhibit 8. Statements of income

(In thousands of Euros)

	06/30/2002		06/30/2001		
		% of net revenues		% of net revenues	% increase (decrease)
Net revenues	34,079	100.00	24,877	100.00	36.99
COGS	(15,351)	45.05	(11,788)	47.39	30.23
Gross profit	18,728	54.95	13,089	52.61	43.08
SG&A	(14,891)	43.70	(9,635)	38.73	54.55
EBITDA	**3,837**	**11.25**	**3,454**	**13.88**	**11.09**

Headed by ALLISON S.p.A., this division achieved excellent results in terms of an increase in net revenues. This facilitated the introduction of new collections ("Ferré," "Anna Sui Vision," "ZeroRH+," and "Desil Gold Filled.") Net revenues increased by 36.99% and totaled Euro 34,079 thousand versus Euro 24,877 thousand for the same period of 2001.

A geographic breakdown of net revenues for the eyewear division is presented below:

Exhibit 9. Net revenues by geographical area

(In thousands of Euros)

	06/30/2002		06/30/2001		
Net revenues		%		%	% increase (decrease)
Italy	13,582	39.85	12,399	49.84	9.54
Europe *	7,016	20.59	5,056	20.32	38.77
Americas	7,653	22.46	4,772	19.18	60.37
Rest of the world	5,828	17.10	2,650	10.65	119.92
Total	**34,079**	**100.00**	**24,877**	**100.00**	**36.99**

** without Italy*

There was an increase of 119.92% in net revenues for the "Rest of the world" which reached Euro 5,828 thousand versus Euro 2,650 thousand for 1H01, due to good results recorded in the Middle and Far East. In the Americas, net revenues were up by 60.37% and went from Euro 4,772 thousand to Euro 7,653 thousand as a consequence of a strong revenues drive by Allison Eyewear Inc. in the U.S. and Allison Canada Inc.. European net

revenues rose from Euro 5,056 thousand to Euro 7,016 thousand for 1H02, showing 38.77% growth which was particularly evident in Spain and Benelux. Net revenues in Italy totaled Euro 13,582 thousand and were up by 9.54% from Euro 12,399 thousand recorded at June 30, 2001.

Gross profit increased by 43.08% and as a percentage of net revenues it was 54.95% from 52.61% for 1H01, due to positive revenues for the "Ferré" brand and an improvement in production efficiency.

However, EBITDA margin shrunk to 11.25% from 13.88%, mainly due to the increase in costs relating to the overhaul of the commercial structure.

In February 2002, ALLISON S.p.A. acquired a 66.66% stake in the quota capital of BIEMME S.r.l. as an industrial investment. This company has its registered office in Valdobbiadene (TV) and is specialized in galvanic production and dyeing.

Perfumes division:

Exhibit 10. Statements of income

(In thousands of Euros)

	06/30/2002	
		% of net revenues
Net revenues	3,682	100.00
COGS	(2,043)	55.49
Gross profit	1,639	44.51
SG&A	(2,808)	76.26
EBITDA	**(1,169)**	**(31.75)**

ITF S.p.A. was incorporated in September 2001 and is the Group's special purpose company for development in the perfume industry. On January 23, 2002, the acquisition of the business activity for the global distribution of perfumes under the "Gai Mattiolo" brand and for the domestic distribution of perfumes under the "Ferragamo" and "Ungaro" brands, from I.C.R. - Industrie Cosmetiche Riunite S.p.A., was finalized. Therefore, this division began its activity in the first six months of 2002 and recorded net revenues of Euro 3,682 thousand, mainly in Italy. In addition to the sale of perfumes under the above-mentioned brands, other revenues launches will take place to distribute products on high potential markets. Furthermore, ITF S.p.A. is the licensee of the "Romeo Gigli" (Group owned) and "Roberto Cavalli" brands for the perfumes and cosmetics collections. The "Roberto Cavalli" perfume was introduced to the specialist press in May and received positive reactions from the Italian market. The product will be distributed on foreign markets in the Fall through selected points of sale.

Profitability for 1H02 was therefore impacted by the distribution activities for this new division which are still at a start-up stage.

Like-for-like results of operations

To enable a fuller analysis of performance for the period, the table below presents IT HOLDING Group's results net of the effect of the consolidation of FINANCIÈRE MELPAR Group, compared with 1H01 figures. These results are not comparable with the figures for the Group presented earlier as they have not been adjusted to reflect the effects of the consolidation.

Exhibit 11. Like-for-like consolidated statements of income

(In thousands of Euros)

	06/30/2002		06/30/2001		
		% of net revenues		% of net revenues	% increase (decrease)
Net revenues	296,304	100.00	248,037	100.00	19.46
COGS	(118,893)	40.13	(100,967)	40.71	17.75
Gross margin	177,411	59.87	147,070	59.29	20.63
SG&A	(142,097)	47.96	(123,335)	49.72	15.21
EBITDA	35,314	11.91	23,735	9.57	48.78
Amortization/depreciation	(15,109)	5.10	(12,418)	5.01	21.67
EBIT	**20,205**	**6.81**	**11,317**	**4.56**	**78.54**

In spite of the downturn in global markets, net revenues of IT HOLDING Group grew by 19.46% compared to 1H01, reaching Euro 296,304 thousand, net of the effects of the consolidation of FINANCIÈRE MELPAR Group.

All divisions recorded an increase in net revenues: in the ready-to-wear and accessories division they went from Euro 224,846 thousand to Euro 260,519 thousand (up 15.87%), net of the effects of consolidation of FINANCIÈRE MELPAR Group; in the eyewear division they went from Euro 24,877 thousand to Euro 34,079 thousand (up 36.99%), net of the effects of consolidation of FINANCIÈRE MELPAR Group, while the perfumes division, which started its revenues activity in 1H02, generated revenues of Euro 3,682 thousand.

There was also a considerable improvement in profitability, net of the effects of the consolidation of FINANCIÈRE MELPAR Group. EBITDA rose by 48.78% to Euro 35,314 thousand from Euro 23,735 thousand (1H02: 11.91% of net revenues versus 1H01: 9.57%). The improvement in EBIT was even more significant, recording an increase of 78.54% and went from Euro 11,317 thousand to Euro 20,205 thousand (1H02: 6.81% of net revenues versus 1H01: 4.56%.)

The improvement in EBITDA and EBIT, net of the effects of the consolidation of FINANCIÈRE MELPAR Group, was mainly because fixed operating costs were a lower percentage of net revenues.

The increase in net revenues and the more than proportionate improvement in EBITDA and EBIT were in line with management's expectations and proved that the strategic choices made were worthwhile. The results described above appear even more significant if compared to the less optimistic forecasts arising from the current economic downturn.

Financial positions

Exhibit 12. Consolidated financial positions
(In thousands of Euros)

	06/30/2002	12/31/2001	06/30/2001
Intangible assets	338,335	152,592	147,638
Tangible assets	55,502	53,082	50,484
Long-term financial assets	12,045	5,126	5,643
Fixed assets	**405,882**	**210,800**	**203,765**
Inventories	150,550	128,251	123,223
Accounts receivable	145,398	73,274	54,569
Accounts payable	(159,920)	(146,194)	(142,605)
Other net assets (liabilities)	(14,837)	50,995	48,028
Net working capital	**121,191**	**106,326**	**83,215**
Severance pay fund	**(13,604)**	**(11,967)**	**(11,047)**
Net invested capital	**513,469**	**305,159**	**275,933**
Financed by:			
Short-term financial payables	198,798	173,756	126,609
Medium-term financial payables	214,108	42,469	54,744
Cash and cash equivalents	(37,298)	(46,589)	(39,261)
Net financial debt	**375,608**	**169,636**	**142,092**
Share capital increase proceeds	(87,440)	(735)	-
Shareholders' equity (including minority interests)	**225,301**	**136,258**	**133,841**
Sources of financing	**513,469**	**305,159**	**275,933**

The financial position of IT HOLDING Group at June 30, 2002 was considerably influenced by the acquisition of FINANCIÈRE MELPAR Group and the extraordinary financial deals carried out during the half year.

During the first six months of the year, IT HOLDING S.p.A. successfully carried out two extraordinary financial transactions, detailed below, to finance the acquisition and to balance out its balance sheet structure.

- In May 2002, the company tapped the Euromarket with a bond of Euro 200,000 thousand, due May 2005. The main aim was to restructure debt by extending its average maturity and diversifying financing sources. The issue was placed among important Italian and foreign institutional investors. The bond issue certainly benefited from the high visibility of the "Ferré" brand and, accordingly, it was underwritten for the most part by retail investors. These investors underwriting the bond issue came from a wide geographical area and for a third of them were foreign.
- At the end of June 2002, the share capital increased by Euro 109,786 thousand through the issue of 45,744,000 ordinary shares of IT HOLDING S.p.A. offered in options to the shareholders at a price of Euro 2.40 per share. The transaction was finalized in July.

These two transactions are described in more detail in the sections "Significant events" and "Significant events after the year-end."

Fixed assets

The increase of Euro 195,082 thousand versus year-end 2001 was mainly due to the acquisition of GIANFRANCO FERRÉ S.p.A., through the acquisition of FINANCIÈRE MELPAR HOLDING S.A. from the parent company PA Investments S.A., which in turn wholly owns GIANFRANCO FERRÉ S.p.A., the company owning the brand of the same name.

An amount of Euro 170,978 thousand (net of amortization for the period) was due to the amount paid to PA Investments S.A. in excess of the shareholders' equity of GIANFRANCO FERRÉ S.p.A.. The amount was allocated to trademarks.

The remainder of the increase was mainly due to the change in the consolidation area (also in relation to the acquisition of GIANFRANCO FERRÉ S.p.A.), the consideration paid for the renewal of license agreements, and the capitalization of costs relating to the bond issue.

Net working capital

The most significant increase was recorded in trade receivables. This was due to less factoring (without recourse) of trade receivables (Euro 45,893 thousand) and, to a lesser extent, the increase in net revenues and the change in the consolidation area.

Such increase was offset by the caption "Other net assets (liabilities)" because of Euro 67,930 thousand due to PA Investments S.A. relating to the balance of the acquisition of GIANFRANCO FERRÉ S.p.A. which was settled at the beginning of July 2002.

Inventories and accounts payable increased in line with the growth in net revenues.

Net invested capital

Like the changes in fixed assets and net working capital, the rise of Euro 208,310 thousand in net invested capital was a result of the acquisition of GIANFRANCO FERRÉ S.p.A..

Net financial debt

The increase in this caption versus December 31, 2001 was Euro 205,972 thousand.

This was again obviously linked to a large extent to the acquisition and the subsequent change in consolidation area.

Shareholders' equity (including minority interests)

At June 30, 2002 this caption was up Euro 89,043 thousand, Euro 87,440 thousand of which related to the exercise of 159,395,635 option rights for 36,433,288 ordinary IT Holding shares.

The above amount was subscribed by June 30, 2002 and paid up at the beginning of July 2002 and is presented in the caption "Share capital proceeds to be received" presented above.

A further 9,310,712 shares relating to 40,734,365 unexercised options were subscribed by July 16, 2002 and an additional Euro 22,345.7 thousand was paid up but not recorded in the balance sheet at June 30, 2002.

Other information

Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties.

IT HOLDING S.p.A. is controlled by GTP HOLDING S.p.A. through PA Investments S.A., a Luxembourg-based company, which at June 30, 2002 directly held 128,263,317 shares (64.09% of the share capital currently subscribed and paid up).

PA Investments S.A. is 99.9% held by GTP HOLDING S.p.A., a Rome based company, in which AP di Tonino Perna s.a.s. and Tonino Perna & C. s.a.s., two Isernia-based companies, both have 49.5% shareholdings.

In order to give a more complete disclosure of information, in line with Consob communications, article 2359 of the Civil Code and IAS 24, the following table shows the balance of receivables, payables, costs, and revenues due to and from parent companies and companies controlled by the latter, and related parties at 30 June 2001.

Exhibit 13. Statement of intragroup relations
(In thousands of Euros)

	RECEIVABLES	PAYABLES	REVENUES	COSTS
Parent companies:				
PA Investments S.A.	-	67,930	1,152	49
GTP HOLDING S.p.A.	7	14	7	-
Unconsolidated subsidiaries:				
MAISON RG USA Inc.	33	75	-	-
GF MONTAIGNE S.A.	708	4	7	-
GF MODE GmbH	20	2	-	-
MADEFERRÉ S.r.l.	1,353	-	-	-
Companies controlled by PA Investments S.A.:				
SERVIZI MODA S.r.l.	-	-	58	-
ANTONIO BERARDI S.r.l.	138	82	22	-
DINERS CLUB ITALIA S.p.A.	142	7,819	67	-
FMR S.p.A.	-	9	-	-
VENTURA S.p.A.	-	446	-	-
Affiliate:				
NEOMETAL OPTIK S.p.A.	53	4	187	1,869
Related parties:				
Mr. Gian Franco Ferré	1	-	5	1,592
I.C.R. - Industrie Cosmetiche Riunite S.p.A.	317	2,086	274	3,169
Others	225	60	86	189

Parent companies

- The payable due to PA Investments S.A. was the remaining portion of the amount due by IT HOLDING S.p.A. for the acquisition of GIANFRANCO FERRÉ S.p.A. which is described in detail in the section "Significant events." Revenues mainly related to interest accrued by GIGLI S.p.A. for the prepayment of the loan for the acquisition of the Luxembourg companies owning the "Gigli" trademarks, the recharging of costs incurred by ITTIERRE S.p.A. for enforcing the hold harmless letter for events occurring before December 31, 1996, as well as to interest accrued by IT HOLDING S.p.A. and FERRÉ FINANCE S.A. for paying the amounts due for the acquisition transaction a few days in advance. Such advance payment was made on an arm's length basis.

- Receivables due from GTP HOLDING S.p.A. (Euro 7 thousand) related to costs incurred on its behalf during the period. Payables represent the recharging of costs incurred on behalf of IT HOLDING S.p.A..

Unconsolidated subsidiaries

- MAISON RG USA Inc.. Receivables (Euro 33 thousand) related to the payable taken on by the parent company, MALO S.p.A., while payables (Euro 75 thousand) related to commercial transactions.

- GF MONTAIGNE S.A.S.. Receivables (Euro 708 thousand) were due to the opening of a current account to meet the company's financing requirements.

- GF MODE GmbH. Receivables and payables related to commercial transactions.

- MADEFERRÉ S.r.l.. Receivables (Euro 1,353 thousand) related to a non-interest bearing loan granted by the parent company GIANFRANCO FERRÉ S.p.A. to meet the company's financing requirements.

Companies controlled by PA Investments S.A.

- ANTONIO BERARDI S.r.l.. Receivables and revenues represented recharged costs incurred on its behalf. Costs and the residual amount payable related to fashion advisory services. PA Investments S.A. sold this company to third parties during the period.

- DINERS CLUB ITALIA S.p.A.. Receivables and revenues represented recharged costs incurred on its behalf. Payables (Euro 54 thousand) related to the recharging of various costs, payments to suppliers using the Diners Club credit card (Euro 7,359 thousand), and the use of company credit cards (Euro 406 thousand.)

- FMR S.p.A.. Receivables related to the recharging of costs incurred on its behalf while payables related to subscriptions to the company's publications.

- VENTURA S.p.A.. Payables represented costs incurred for the transfer of Group personnel paid for in advance by this travel agency.

Affiliates

- NEOMETAL OPTIK S.p.A.. All transactions with this company were commercial as the company produces eyewear frames and components for collections sold by ALLISON S.p.A..

Related parties

- Mr. Gian Franco Ferré. Costs of Euro 1,592 thousand related to fashion advisory services (Euro 1,104 thousand) and rent for the building in Via Pontaccio, 21, Milano, owned by Mr. Ferré and housing the registered office of GIANFRANCO FERRÉ S.p.A. (Euro 488 thousand).

- I.C.R. - Industrie Cosmetiche Riunite S.p.A.. All transactions with this company were commercial as the company produces perfumes sold by ITF S.p.A.. Payables related to the acquisition of the business activity described in the section "Significant events."

The remaining balances represented transactions with counterparts, some of whom are closely related to Group directors.

All transactions were carried out on an arm's length basis or at more advantageous conditions.

Significant events

The most important events which took place in the past half year are summarized below. The acquisition of GIANFRANCO FERRÉ S.p.A. was the most significant in terms of high brand visibility and the potential for development.

Acquisition of GIANFRANCO FERRÉ S.p.A.

On April 9, 2002, IT HOLDING S.p.A. made an Information Memorandum on the acquisition available to the public at its registered office and with Borsa Italiana S.p.A. and also posted it on its website "www.itholding.it." This Information Memorandum was prepared in accordance with article 71 of the regulations implementing Legislative decree no. 58 of February 24, 1998 and adopted by Consob in resolution no. 11971 of May 14, 1999 and subsequent modifications. Please refer to this Memorandum for a more complete disclosure of the transaction. Certain details concerning the purpose of the acquisition and the methods by which it was finalized are presented below.

PA Investments S.A. and IT HOLDING S.p.A. signed a preliminary agreement for the acquisition of 89,998 shares constituting 99.99% of the share capital of FINANCIÈRE MELPAR HOLDING S.A., a Luxembourg-based company with a share capital of Euro 13,720,400. This transaction was the means for acquiring the controlling stake of 6,075,000 shares, with a face value of Euro 1 each, representing 90% of the share capital of GIANFRANCO FERRÉ S.p.A., with registered office in Via Pontaccio, 21, Milano. This company owns the "Ferré" brand plus related brands and represented the real reason for the signing of the above-mentioned agreement. On the basis of the agreement, PA Investments S.A. undertook to transfer the shares it holds in FINANCIÈRE MELPAR HOLDING S.A. (with dividend rights from January 1, 2002) to IT HOLDING S.p.A. for Euro 3,874,831. PA Investments S.A. also undertook to transfer the bonds which FINANCIÈRE MELPAR HOLDING S.A. issued to it against the loan it granted of Euro 125,686,524 and related interest matured up to June 30, 2002 (Euro 10,598,435), as well as the remaining receivable of Euro 21,517,210 for financing it, granted to the same company on July 6, 2001 and October 21, 2001, including principal and interest up to June 30, 2002. The consideration for the acquisition of FINANCIÈRE MELPAR HOLDING S.A. was Euro 161,677,000: Euro 3,874,831 for the transfer of ownership of the shares, Euro 136,284,959 for the transfer of the bonds, including principal and interest, and Euro 21,517,210 for the transfer of financing, again inclusive of principal and interest. Given that the seller in the transaction owns the buyer, the consideration for the acquisition was calculated by an expert the parties chose as mediator, appointed by the Chairman of the Isernia Court in relation to another transaction. This was described in detail in the above-mentioned Information Memorandum. Furthermore, the expert's appraisal was compared with the fairness opinion prepared by Abaxbank S.p.A., an independent bank. IT HOLDING S.p.A. was also obliged to pay an additional consideration of Euro 2,180,637 to PA Investments S.A. for consultants' and advisors' costs, supported by evidence, incurred by the latter for the acquisition of the 90% shareholding in GIANFRANCO FERRÉ S.p.A. through FINANCIÈRE MELPAR HOLDING S.A.. The parties signed the final acquisition agreement on June 24, 2002. On June 26, 2002, FINANCIÈRE MELPAR HOLDING S.A. acquired 675,000 shares from PA Investments S.A. for a consideration of Euro 17,964,100. These shares had a face value of Euro 1 each and represented the remaining 10% of the share capital of GIANFRANCO FERRÉ S.p.A..Therefore, the consideration which IT Holding S.p.A. paid for the 100% shareholding in GIANFRANCO FERRÉ S.p.A. was Euro 181,821,737, including the related costs, supported by evidence, of Euro 2,180,637. Moreover, PA Investments S.A. gave guarantees to cover any non-existent assets or contingent liabilities not included in its balance sheet at December 31, 2001. Reference should be made to the Information Memorandum for further information.

On signing the final acquisition agreement for GIANFRANCO FERRÉ S.p.A., IT Holding ended a complex transaction it had started several years earlier when it first explored opportunities for acquiring a controlling stake in the "Ferré" brand. It was already a "Ferré" licensee of the jeans collection. IT Holding's direct involvement was unadvisable considering the conflict between the two founding shareholders of GIANFRANCO FERRÉ S.p.A. and the company's complex shareholding structure.

On this basis, as majority shareholder, PA Investments S.A. undertook to ensure the success of negotiations by taking on any related risks. Accordingly, it enabled IT Holding to finalize the acquisition only when all doubts concerning the particular situation explained above had been resolved.

IT Holding's interest in the acquisition was clear from the start and was totally in line with the Group's strategies. Not only was "Ferré" one of the most attractive brands still available in the luxury goods industry, but also represented a rare opportunity for the Group to increase its range of owned brands and reduce dependency on licensors and, at the same time, to secure a portion of net revenues through a license (the "Gianfranco Ferré Jeans" collection) and thereby avoid the risk of non-renewal.

By transferring its controlling stake in GIANFRANCO FERRÉ S.p.A., PA Investments S.A. fulfilled its mission and opened up a significant opportunity for IT HOLDING Group to develop and reinforce its strategic prospects. For full disclosure purposes, PA Investments S.A. incurred a loss from the transaction as the total consideration it received (calculated using the methods described in the Information Memorandum) was lower than the total of the investment it made and the costs it incurred to acquire the controlling stake in GIANFRANCO FERRÉ S.p.A.. Furthermore, a significant part of the amount paid to both PA Investments S.A. and Mr. Gian Franco Ferré, for the sale of the residual 10% stake in GIANFRANCO FERRÉ S.p.A., were reinvested by subscription to the share capital increase which was executed during the period, described in detail in another section of this report.

Other significant events are summarized as follows:

- In January 2002, the Minister for Production Activities approved the subsidies as per Law no. 488/92 requested by ITTIERRE S.p.A.. The expected investments, amounting to Euro 9,543 thousand, should be completed within four years.

- On January 23, 2002, the acquisition of the business activity for the global distribution of perfumes under the "Gai Mattiolo" brand and for the domestic distribution of perfumes under the "Ferragamo" and "Ungaro" brands, from I.C.R. - Industrie Cosmetiche Riunite S.p.A., was finalized.

- In January 2002, ALLISON S.p.A. launched a new eyewear collection under the "Ferré" brand.

- On February 8, 2002, IT HOLDING S.p.A. took over the finance lease contract with Locafit S.p.A. relating to the building in Via Arconati, 1, Milano for a consideration of Euro 8,776,066.

- On February 11, 2002, IT HOLDING S.p.A. finalized the acquisition of 100% of the share capital (42,500 shares equal to Euro 1,993,750) of DJL ONE S.A.S. from third parties for a consideration of Euro 6,161 thousand. This company has its registered office in Paris and subsequently changed its name to GF MONTAIGNE S.A.S. on 12 February 2002. It is also the tenant in a rent contract for a boutique in Avenue Montaigne, Paris, which is currently being renovated and will eventually sell "Ferré" collections.

- In February 2002, ALLISON S.p.A. subscribed a 66.66% stake of the quota capital of BIEMME S.r.l.. This company is has its registered office in Valdobbiadene (TV) and is specialized in galvanic production and dyeing.

- In February 2002, ALLISON S.p.A. exercised the option to acquire 80% of the share capital of EYEWEAR CONNECTION Inc. through the conversion of the loan granted in December 2001. The company subsequently changed its name to ALLISON CANADA Inc..

- On March 20, 2002, ITTIERRE S.p.A. renewed the three license agreements with Gianni Versace S.p.A. for ready-to-wear lines sold under the "Versus," "Versace Jeans Couture," and "Versace Jeans Signature" brands. The renewal period runs for five years, from the Spring/Summer 2003 collection to the Fall/Winter 2007-2008 collection, and either of the parties may withdraw in advance from the agreements; if so the related agreement will terminate with the Fall/Winter 2005-2006 collection.

- On May 6, 2002, in accordance with paragraph 2, article 2443 of the Civil Code, the shareholders' meeting of IT HOLDING S.p.A. approved by majority to give the Board of Directors the power to increase the share capital by a maximum of Euro 110,000 thousand.

- On May 7, 2002, the preliminary agreement for the sale of a building in Via Arconati, 1, Milano, was finalized with the payment of a deposit of Euro 2,066 thousand. In accordance with the terms of the preliminary agreement, the final agreement was signed on June 28 for a consideration of Euro 21,949,418. The finance lease contract with Locafit S.p.A. was therefore ended in advance and the purchase option of Euro 13,426,882 was paid.

- On May 7, 2002, IT HOLDING S.p.A. acquired 99.9% of the share capital of FERRÉ FINANCE S.A. from third parties. This is a Luxembourg-based company which was the special purpose company for the bond issue on the Euromarket.

- On May 7, 2002, IT Holding S.p.A. incorporated GENTRYPORTOFINO S.p.A. with registered office in Zona Industriale, Pettoranello di Molise (IS) and a share capital of Euro 100,000. It operates in the design, production, and sale of ready-to-wear items. On June 14, 2002, M.A.C. - Manifatture Associate Cashmere S.p.A. sold its business activity for the design, production, and sale of ready-to-wear and knitwear collections and products under the "Gentryportofino" brand, to GENTRYPORTOFINO S.p.A..

- On May 10, 2002, FERRÉ FINANCE S.A. successfully issued a bond of Euro 200,000 thousand maturing on May 10, 2005 with a fixed rate coupon of 7%. Efibanca S.p.A. and UBM S.p.A. acted as financial advisors and joint bookrunner in the transaction.

- On May 29, 2002, ITTIERRE S.p.A. renewed its license agreement with Dolce & Gabbana S.p.A. for the ready-to-wear and accessories collection under the "D&G" brand up to the Fall/Winter 2006-2007 collection.

- On May 31, 2002, Banca Intesa BCI Mediocredito S.p.A. granted a loan of Euro 10,000,000 to IT HOLDING S.p.A. with a bullet repayment on November 28, 2003. Interest is calculated at 3 month Euribor plus 0.90%. Furthermore, IT Holding repaid Euro 19,300,000 of the stand-by credit line of Euro 25,823,000, disbursed by Banca di Roma S.p.A. on September 8, 1999.

- On June 7, 2002, IT Holding prepaid the remaining Euro 48,750,000 of the loan for Euro 65,000,000 coordinated by Mediocredito Centrale S.p.A..

- On June 17, 2002, the project for the merger of ITJ S.p.A. into ITTIERRE S.p.A. was deposited at the Isernia Company Register.

- On June 20, 2002, GIGLI S.p.A. acquired the business activity for the design of ready-to-wear and fashion collections from Romeo Gigli S.a.s..

Other significant events

Information contained in the DD&A to the financial statements at December 31, 1997, 1998, 1999, 2000, and 2001 is resummarized below.

- On March 23, 1998, Trussardi S.p.A. ("Trussardi") summoned ITTIERRE S.p.A. ("Ittierre") before the Milano Court claiming that Ittierre had breached a license agreement for the "Trussardi Jeans" brand which expired on June 30, 1996. Trussardi requested a reward for damages from Ittierre of approximately Euro 50 million. Ittierre appeared in court denying it had ever breached the agreement and asked that the claim be fully dismissed. On the basis of information received from Ittierre's management and the opinion of the legal advisors, up to now the Board of Directors of IT HOLDING S.p.A. does not believe that the dispute represents a probable financial risk for the company and even less to the extent determined by Trussardi.
Furthermore, if Ittierre were to lose the case it would be covered by the hold harmless letter of PA Investments S.A. described earlier in this report.

- On June 20, 2000, Casor S.p.A. ("Casor") summoned M.A.C. - Manifatture Associate Cashmere S.p.A. ("MAC") before the Firenze Court claiming that MAC breached the five year license agreement signed between the two companies and that it pay damages amounting to approximately Euro 3.6 million. According to MAC, the claim is totally groundless as it had never signed a five-year license agreement with Casor nor had it ever received any definite confirmation from its legal representatives that the proceedings were going ahead, even verbally. On the basis of the legal opinion received, MAC does not believe it probable that it will lose the case.

- By an appeal filed on December 11, 2001, Fintorlonia S.p.A. asked the Roma Court to confirm the expiry of the two rent contracts signed by the IT Holding subsidiaries, M.A.C. - Manifatture Associate Cashmere S.p.A. and MAGIC STYLE S.r.l., relating to buildings in Roma (via Borgognona and via Bocca di Leone) to be used as a "Malo" flagship store. Fintorlonia claimed that the tenants had carried out refurbishments without prior authorization, a claim that M.A.C. - Manifatture Associate Cashmere S.p.A. and MAGIC STYLE S.r.l. can prove to be groundless. However, if the claims of Finterlonia were accepted, the two subsidiaries could lose the buildings and investments made, calculated at consolidated level at approximately Euro 2.5 million. At present, given the preliminary state of the proceedings and on the basis of the legal opinion received, there is no reason to believe that the companies will lose the case.

Therefore, the two companies' Boards of Directors do not consider it necessary to set up a provision in relation to the dispute.

- From August 2001 to March 2002, both directly and through his trustee Banca del Gottardo (Monaco office), the minority shareholder Mr. Luigi Giribaldi asked the Board of Directors of IT HOLDING S.p.A. four times to call the shareholders' meeting as per article 125 of Legislative decree no. 58 of February 24, 1998 (Consolidated Finance Act) and article 2367 of the Civil Code. Some of these requests were partially rejected. Mr. Giribaldi also reported the conduct of the directors to the Board of Statutory Auditors twice, as per article 2408 of the Civil Code, and threatened to take legal action. In response, the Board of Statutory Auditors declared at the shareholders' meetings that it had not noted any inappropriate conduct by the directors. The Board of Directors that was in office when the requests were made did not consider its conduct to be inappropriate and held the shareholder's claims to be groundless.

- In June 2002, a foreign company instituted legal proceedings against ITTIERRE S.p.A. as, for decoration purposes, it put the trademark owned by such company on a small number of products which it had produced and sold. ITTIERRE S.p.A. was acting on the instructions of one of its licensors who has also been summoned. The case is currently being settled through the signing of an out-of-court settlement which should not entail any charge or contingent liability for the company.

- Again in June 2002, Mr. Luigi Giribaldi reported the alleged inappropriate conduct of the Board of Directors, in office up to the approval of the financial statements at December 31, 2001, to the Board of Statutory Auditors in accordance with article 2408 of the Civil Code. The alleged inappropriate conduct included: (i) violation of article 2390 of the Civil Code when certain directors held such office for both IT HOLDING S.p.A. and GIANFRANCO FERRÉ S.p.A.; (ii) the agreed acquisition of the 100% shareholding in GIANFRANCO FERRÉ S.p.A. from PA Investments S.A. (both directly and through FINANCIÈRE MELPAR HOLDING S.A.). The shareholder reported the non-compliance with the relevant rules and procedures particularly in terms of transactions with related parties and involving conflicts of interests. The Board of Statutory Auditors informed the Board of Directors that it would immediately examine the matter very closely and to date is still carrying this out.

- On August 5, 2002, Mr. Luigi Giribaldi summoned IT HOLDING S.p.A. to appear before the Isernia Court and made claims similar to those already reported as per article 2408 of the Civil Code. He requested that the Court judge the incorrectness of the two appraisals on the basis of which the acquisition of GIANFRANCO FERRÉ S.p.A. was finalized. However, the claims were judged unfounded and, on the basis of the examination carried out by experts engaged by the company, there are significant doubts about whether the Court can act on the above-mentioned summons.

- On April 28, 2002, the effective period of the hold harmless agreement with PA Investments S.A. dated April 28, 1997 expired. This indemnified IT HOLDING S.p.A. from damages, costs, liabilities, and contingent liabilities arising from the breach of obligations, commitments, legal provisions, and civil, criminal, administrative, and tax court proceedings occurring up to December 31, 1996 for which it was held liable and of which PA Investments S.A. was informed within five years from the signing date. The agreement is still valid for tax and social security matters up to the relevant statute of limitations.

- IT HOLDING S.p.A. has been informed of a pending dispute between the controlling shareholder, PA Investments S.A., and the main minority shareholder, Mr. Luigi Giribaldi. The latter claims to have agreed to sell his entire shareholding to the former, a fact which PA Investments denies as such an agreement was never

made. The dispute does not involve IT HOLDING S.p.A. and should not represent any direct or immediate financial risk for the issuer or for IT HOLDING Group. In the unlikely case that PA Investments S.A. loses the dispute, this could jeopardize its ability to indemnify IT HOLDING S.p.A. in terms of the hold harmless agreement and to fulfill the guarantees relating to the agreement for the acquisition of FINANCIÈRE MELPAR, detailed in the note to the caption "Provision for contingencies and charges" in the section "Notes to the balance sheet."

Any pending disputes of FINANCIÈRE MELPAR Group are again detailed in the note to the caption "Provision for contingencies and charges."

Significant events after the period-end

Significant events occurring after the half year period may be summarized as follows:

- On July 4, 2002, Roberto Cavalli and ITTIERRE S.p.A. renewed the license agreement for the "Just Cavalli" ready-to-wear and accessories collection three years in advance and postponed expiry until the Spring/Summer 2010 collection.

- On July 16 2002, the share capital increase on payment which the Board of Directors resolved on June 30, 2002 was successfully completed. The transaction is described in detail in the Information Memorandum prepared in accordance with schedule 2 in attachment 1 to the regulations adopted by Consob in resolution no. 11971 of May 14, 1999 and subsequent modifications, in relation to the request from the same authority concerning the investment of shares by listed companies. A total of 45,744,000 shares have been subscribed at a price of Euro 2.40 each (including a share premium of Euro 2.35) for Euro 109,785,600. PA Investments S.A. subscribed 29,394,488 shares (64.26% of the offered shares), Mr. Gian Franco Ferré subscribed 1,295,312 shares (2.83% of the offered shares), Efibanca S.p.A. subscribed 8,025,424 shares (17.55% of the offered shares) and the remaining 7,028,776 shares (15.36% of the offered shares) were subscribed by the market. After the increase, the share capital amounts to Euro 12,293,700 composed of 245,874,000 ordinary shares with a face value of Euro 0.05 each. PA Investments' shareholding is 64.09% while that of Mr. Gian Franco Ferré is 2.83%.

- On August 1, 2002, ITF S.p.A. incorporated ITF USA Inc., with registered office in New York and a share capital of 300,000 dollars. This company will distribute perfumes in America.

Other information and estimated future developments

The Group is confident it will achieve the forecast year-end results, on the basis of the 1H02 results supported by the figures for the Fall/Winter 2002-2003 sales campaign, still at delivery stage, and the positive performance of the Spring/Summer 2003 sales campaign currently underway.

Balance sheets - Assets

CONSOLIDATED

Exhibit 14. Consolidated balance sheets - Assets
(In thousands of Euros)

ASSET	06/30/2002	12/31/2001	06/30/2001
A) SHARE CAPITAL PROCEEDS TO BE RECEIVED			
A2 Of which: called-up	87,440	735	-
Total	**87,440**	**735**	**-**
B) FIXED ASSETS			
I **Intangible assets**			
1 start-up and expansion cost	2,532	1,739	1,428
2 research, development, and advertising costs	9,727	9,762	7,536
3 industrial patents and similar rights	216	31	17
4 licenses, trademarks, and permits	236,057	65,542	67,524
5 goodwill	17,608	9,814	9,924
6 goodwill arising from consolidation	38,395	40,787	43,044
7 assets information and advances	7,989	7,769	758
8 other	25,811	17,148	17,407
Total	**338,335**	**152,592**	**147,638**
II **Tangible assets**			
1 land and buildings	27,730	26,889	26,559
2 plant and machinery	9,849	10,138	9,583
3 industrial and commercial equipment	2,942	2,970	2,148
4 other assets	14,513	13,004	12,102
5 assets information and advances	468	81	91
Total	**55,502**	**53,082**	**50,483**
III **Long-term financial assets**			
1 shareholding in:			
a) subsidiaries	6,423	2	505
b) affiliates	163	199	207
d) other	23	23	49
Total shareholdigs	**6,609**	**224**	**761**
2 receivables:			
a) due from subsidiaries			
a1) due before 12 months	1,315	-	-
d) due from other			
d1) due before 12 months	365	2,569	274
d2) due after 12 months	3,598	2,175	4,450
Total receivables	5,278	4,744	4,724
3 other securities	158	158	158
Total	**12,045**	**5,126**	**5,643**
TOTAL FIXED ASSETS	405,882	210,800	203,764

(In thousands of Euros)

				06/30/2002	12/31/2001	06/30/2001
C)	**CURRENT ASSETS**					
	I	**Inventories**				
		1	raw, ancillary, and consumable materials	37,178	36,644	34,607
		2	products in process and semi-finished products	24,179	22,698	18,929
		4	finished products and merchandise	89,189	68,904	69,646
		5	advance payments	4	5	41
		Total		**150,550**	**128,251**	**123,223**
	II	**Receivables**				
		1	trade:			
			1.1 due before 12 months	144,545	73,148	54,456
		2	subsidiaries:			
			2.1 due before 12 months	800	33	-
		3	affiliates:			
			3.1 due before 12 months	53	93	112
		4	parent companies:			
			4.1 due before 12 months	7	33	660
		5	due from others:			
			5.1 due before 12 months	70,377	58,500	48,971
			5.2 due after 12 months	-	184	27
		Total		**215,782**	**131,991**	**104,226**
	III	**Marketable securities:**				
		2	shareholdings in affiliates	-	-	3,130
		4	other shareholdings	26	26	-
		5	treasury shares	-	2,726	2,181
		6	other securities	501	7,154	-
		Total		**527**	**9,906**	**5,311**
	IV	**Cash and cash equivalents:**				
		1	bank and P.O. deposits	32,865	45,979	36,415
		2	cheques on hand	3,672	47	2,289
		3	cash on hand	761	563	557
		Total		**37,298**	**46,589**	**39,261**
	TOTAL CURRENT ASSETS			404,157	316,737	272,021
D)	**ACCRUED INCOME AND PREPAID EXPENSES**			**56,555**	**44,092**	**50,514**
TOTAL ASSETS				**954,034**	**572,364**	**526,299**

Balance sheets - Liabilities

CONSOLIDATED

Exhibit 14. Consolidated balance sheets - Liabilities
(In thousands of Euros)

LIABILITIES			**06/30/2002**	**12/31/2001**	**06/30/2001**
A)	**SHAREHOLDERS' EQUITY**				
	I	Share capital	10,007	10,007	10,006
	II	Share premium reserve	115,225	26,881	27,425
	IV	Legal reserve	2,627	2,467	2,467
	V	Reserve for treasury shares	-	2,726	2,181
	VII	Other reserve	37,418	37,357	37,318
		1 extraordinary reserve	4,691	4,371	4,372
		2 consolidation reserve	30,015	30,015	30,015
		3 translation reserve	214	2,303	2,373
		4 other	2,498	668	558
	VIII	Retained earnings	54,834	54,283	54,283
	IX	Net income for the year	4,635	1,031	111
	Subtotal		224,746	134,752	133,791
		Minority interest in			
	X	Capital and reserve	1,470	1,540	187
	XI	Net income for the year	(915)	(34)	(137)
	Subtotal		555	1,506	50
	TOTAL		**225,301**	**136,258**	**133,841**
B)	**PROVISIONS FOR CONTINGENCIES AND CHARGES**				
	1	agents' termination benefits	4,503	3,778	2,324
	2	tax provision			
		a) tax provision	4,478	4,422	3,149
	3	other	9,600	3,952	3,005
	TOTAL		**18,581**	**12,152**	**8,478**
C)	**SEVERANCE PAY FUND**		**13,604**	**11,967**	**11,047**

(In thousands of Euros)

			06/30/2002	12/31/2001	06/30/2001
D)	**ACCOUNTS PAYABLE**				
	1	bonds			
		1.2 due after 12 months	200,000	-	-
	3	due to banks			
		3.1 due before 12 months	196,226	173,087	125,927
		3.2 due after 12 months	13,463	41,700	54,037
	4	due to other lenders			
		4.1 due before 12 months	2,572	669	682
		4.2 due after 12 months	645	769	707
	5	advance payments			
		5.1 due before 12 months	4,630	5,963	2,900
	6	due to suppliers			
		6.1 due before 12 months	155,205	138,928	139,695
		6.2 due before 12 months	-	-	11
	8	due to subsidiaries			
		8.1 due before 12 months	81	75	75
	9	due to affiliates			
		9.1 due before 12 months	4	1,228	939
	10	due to parent companies			
		10.1 due before 12 months	67,944	128	2,795
	11	sums payable to taxation authorities			
		11.1 due before 12 months	4,029	6,065	3,863
		11.2 due before 12 months	-	-	23
	12	due to social security agencies			
		12.1 due before 12 months	2,397	2,520	1,932
	13	other account payable			
		13.1 due before 12 months	26,730	24,882	22,120
		13.2 due after 12 months	405	-	-
	TOTAL		**674,331**	**396,014**	**355,706**
E)	**ACCRUED LIABILITIES AND DEFERRED INCOME**		**22,217**	**15,973**	**17,227**
TOTAL LIABILITIES			**954,034**	**572,364**	**526,299**

MEMORANDOM ACCOUNTS					
A)	**PERSONAL GUARANTEE PROVIDED**				
	1	Guarantees provided to:			
		third parties	60,399	51,305	17,387
	2	Patronage letters provided to:			
		third parties	4,286	103	7,747
	TOTAL		**64,685**	**51,408**	**25,134**
C)	**COMMITMENTS, RISKS, SALES AND PURCHASE COMMITMENTS AND OTHER MEMORANDUM ACCOUNT**				
	1	Purchase commitments	-	8,549	-
	2	Commitments for foreign exchange transactions	28,170	24,580	58,557
	3	Notional principal on interest-rate swaps	723	723	5,165
	4	Excess on factoring of receivables without recourse	5,511	28,037	31,370
	TOTAL		**34,404**	**61,889**	**95,092**
TOTAL MEMORANDUM ACCOUNTS			**99,089**	**113,297**	**120,226**

Statements of income

CONSOLIDATED

Exhibit 15. Consolidated statements of income
(In thousands of Euros)

			06/30/2002	12/31/2001	06/30/2001
A)	VALUE OF PRODUCTION				
	1	revenues from sales and services	312,795	526,660	248,037
	2	inventory changes	21,432	35,025	36,876
	5	other revenues and income:			
		5.2 sundry revenues	4,080	5,403	4,115
	TOTAL		**338,307**	**567,088**	**289,028**
B)	COSTS OF PRODUCTION				
	6	raw, ancillary, consumable materials, and merchandise	114,475	202,167	100,980
	7	outside services	131,046	217,254	109,108
	8	use of third party assets	11,341	16,210	8,053
	9	personel			
		a) wages and salaries	32,026	49,212	24,546
		b) social security contributions	7,400	11,465	5,812
		c) severence pay fund	1,947	3,025	1,503
		d) agents' termination benefits	32	76	38
		e) other costs	260	197	55
	10	amortization/depreciation and write-downs:			
		a) intangible assets	16,008	19,578	8,970
		b) tangible assets	4,464	7,263	3,448
		c) other write-downs	4	93	-
		d) bad debt provision and liquid assets	1,597	2,954	540
	11	inventory changes	722	12,266	12,611
	12	provision for contigencies	587	26	-
	13	other provisions	-	-	40
	14	sundry operating costs	2,468	3,159	2,007
	TOTAL		**324,377**	**544,945**	**277,711**
	DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION		**13,930**	**22,143**	**11,317**
C)	FINANCIAL INCOME AND CHARGES				
	15	income from shareholdings:			
		d) other	-	361	-
	16	other financial income:			
		a) long-term receivables			
		a1) subsidiaries	7	-	-
		a3) parent companies	266	-	-
		a4) other parties	351	74	68
		b) other long-term financial assets	4	6	2
		c) marketable securities	350	244	243
		d) other financial income			
		d3) parent companies	362	666	457
		d4) other parties	898	449	159
		d5) gains on foreign exchange	2,221	4,295	2,530
		Total financial income	4,459	6,095	3,459
	17	interest and other financial charges:			
		b) affiliates	-	-	73
		d) other parties	11,682	17,299	8,168
		e) losses on foreign exchange	3,184	5,002	3,817
		Total financial charges	14,866	22,301	12,058
	TOTAL		**(10,407)**	**(16,206)**	**(8,599)**

(In thousands of Euros)

	06/30/2002	12/31/2001	06/30/2001
D) ADJUSTMENTS TO FINANCIAL ASSET VALUES			
18 revaluations:			
a) shareholdings	-	-	126
c) securities included under marketable securities	-	-	234
Total revaluations	-	-	360
19 write-downs:			
a) shareholdings	44	-	13
Total revaluations	44	-	13
TOTAL ADJUSTMENTS	(44)	-	347
E) EXTRAORDINARY ITEMS			
20 income:			
a) capital gain on the sale of assets	963	12	-
c) non-recurring gains	574	2,692	382
d) other items	7	65	28
Total income	1,544	2,769	410
21 charges:			
a) capital losess on the sale of assets	63	8	5
b) other capital losses	1	-	-
c) non-recurring losses	1,112	4,291	1,871
d) other items	127	3,304	1,625
Total charges	1,303	7,603	3,501
TOTAL EXTRAORDINARY ITEMS	**241**	**(4,834)**	**(3,091)**
RESULT BEFORE TAXES	**3,720**	**1,103**	**(26)**
22 income taxes:			
a) current taxes	-	14,631	-
b) deferred taxes	-	(14,525)	-
PERIOD RESULTS INCLUDING MINORITY INTERESTS	**3,720**	**997**	**(26)**
MINORITY INTERESTS IN NET INCOME/LOSS	**915**	**34**	**137**
26 NET INCOME FOR THE PERIOD	**4,635**	**1,031**	**111**

Accounting policies

Presentation and contents of the consolidated half year report

The half year report 2002 was prepared in accordance with the guidelines issued by Consob which implemented Legislative decree no. 58 of February 24, 1998, adopted with resolution no. 11971 of May 14, 1999 and subsequent modifications.

The balance sheet and income statement of the holding company are attached without any notes as these are not considered necessary for the purposes of full disclosure due to the comprehensive information given in the notes to the consolidated half year report.

Comparative figures at December 31, 2001 and June 30, 2001 are given for each caption in the consolidated balance sheet and consolidated income statement. To facilitate an accurate assessment of the group's financial position and results, the following additional tables are provided as part of this report:

- changes in consolidated shareholders' equity (exhibit 3);
- consolidated cash flow statement (exhibit 4).

As in 2001, the 1H02 result is shown inclusive of taxation as permitted by paragraph 7, article 81 of the above regulation.

In the preparation of the semi annual report 2002, certain items have been reclassified compared to 31 December 2001. This was considered necessary to better represent the Group situation. To ensure a reliable comparison with prior year figures, the related reclassifications have also been made to the financial statement captions at December 31, 2001 and the half year report 2001.

The half year report 2002 was prepared on the basis of the balance sheets and income statements of all the consolidated companies, and have been approved by the respective Boards of Directors and duly adjusted or reclassified in order to make them consistent with Group accounting policies.

Figures are presented in thousands of Euros.

Captions relating to June 30, 2001 were converted from Italian lire to Euros using the fixed rates in accordance with paragraph 5, article 16 of Legislative decree no. 213/98.

KPMG S.p.A. has performed a review of the consolidated half year report as required by Consob resolution no. 10867 of July 31, 1997.

Consolidation principles, valuation criteria, and accounting policies

Consolidation principles

- Assets and liabilities and income statement captions of consolidated companies are included on a line-by-line basis by eliminating the book value of consolidated shareholdings against the shareholders' equity of the subsidiaries at the moment of their acquisition. The portion of consolidated shareholders' equity and consolidated net income attributable to minority interests is stated separately. FINANCIÈRE MELPAR Group, including FINANCIÈRE MELPAR HOLDING S.A. and its subsidiaries, was consolidated on January 1, 2002 although the acquisition was formalized on June 24, 2002. This was because the agreed date for dividend rights was from January 2002 and because IT HOLDING Group has had de facto control of FINANCIÈRE MELPAR Group from the beginning of 2002.
- The difference between the acquisition cost and shareholders' equity of the subsidiaries at the moment of their acquisition is allocated, where possible, to the assets and liabilities of the subsidiary in question. Any surplus value, consisting of the goodwill paid for the acquisition of the shareholding, is entered under "Goodwill arising on consolidation" (under intangible assets) and is amortized over ten or twenty years, in accordance with its future income generating potential and the Group's sales policies.
  Any negative value is credited to the "Consolidation reserve" under shareholders' equity, after writing off the fixed assets and making an allocation to the "Consolidation provision for future contingencies and charges" where necessary.
- Unrealized income from intra-group transactions are eliminated, where significant, as well as receivables and payables and transactions among the companies included in the consolidation.

The financial statements of foreign consolidated companies not included in the Euro-zone are translated into Euros, using the period-end exchange rate for assets and liabilities, the historical exchange rate for shareholders' equity and average exchange rates of the period for income statement captions. The related adjustments are accounted for as a separate item of shareholders' equity under the "Translation reserve".
The exchange rates of the Euro against the main foreign currencies used for the half year report are shown in the following table:

Exhibit 16. Currency rates against Euro
(In foreign currencies)

	06/30/2002		12/31/2001		06/30/2001	
	Period-end	Average	Period-end	Average	Period-end	Average
USD	0.9975	0.8972	0.8813	0.8955	0.8480	0.8985
CHF	1.4721	1.4689	1.4829	1.5105	1.5228	1.5309
GBP	0.6498	0.6215	0.6085	0.6217	0.6031	0.6236
HKD	7.7805	6.9985	6.8723	6.9836	6.6143	7.0060
JPY	118.20	116.24	115.33	108.67	105.37	108.00
CAD	1.5005	1.4122	-	-	-	-

Valuation criteria and accounting policies

The valuation criteria and accounting policies adopted in preparing the consolidated half year report 2002 are in line with those used for the consolidated financial statements at December 31, 2001.
The accounting policies relating to the most important captions are described below:

Intangible assets

Intangible assets are valued at cost, including any ancillary charges and adjustments resulting from mergers or the first consolidation of companies acquired. The cost of intangible assets is amortized over a period determined on the basis of their estimated useful life. It should be noted that:

- "Start-up and expansion costs" mainly refer to notary fees and charges incurred for the share capital increase and are amortized over five years;
- "Research, development, and advertising costs" include costs incurred for the utilization of internal Group resources for research activities undertaken to launch new collections relating to new trademarks or licenses. These costs are amortized over five years on the basis of the quality and prestige of the trademarks and their estimated useful life.
- "Licenses, trademarks, and permits" include:
  - the acquisition cost of the "Romeo Gigli," "Gigli," "Malo," and "Gentryportofino" trademarks, amortized over twenty years on the basis of their estimated useful life and the fact that they are well known and established brands; the other trademarks are amortized over ten years. The newly acquired "Ferré" trademark is amortized over twenty years. This amortization period is the maximum allowed by accounting policies and is consistent with that applied by other companies in the same industry and by the IT HOLDING Group for other owned trademarks;
  - costs for the signing of license agreements, when a lump-sum is paid at signing, amortized on a straight-line basis over the duration of the agreement;
  - costs incurred for the purchase of software programs, amortized over three years, except for the SAP, STEALTH and ORDAGE programs forming the Group's IT system which are amortized over five years.
- "Goodwill" includes the business goodwill paid for the group's sales premises which is amortized on the basis of the duration of the lease contracts.
- "Goodwill arising on consolidation" includes the residual amount of the surplus value paid for the acquisition of shareholdings compared to their shareholders' equity at the moment of acquisition. The portion of this caption relating to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries (linked to the "Malo" and "Gentryportofino" brands) is amortized on a straight-line basis over twenty years, considered their economic useful life. The other components of this caption are amortized over ten years. At each period-end, the Group determines the amount of the excess value paid which may be recovered by assessing whether it is able to absorb amortization charges to be recorded in future years through future income. If the Group is not able to absorb such charges, then the surplus value which cannot be recovered is completely amortized in the year in which such situation becomes evident.
- "Other" mainly refers to costs for leasehold improvements. It also includes capitalized bank charges and fees related to financing and the costs for the bond issue by FERRÉ FINANCE S.A. on the Luxembourg stock exchange, amortized on a straight-line basis according to their duration.

Tangible assets

Tangible assets are stated at cost, including all directly related ancillary charges and statutory revaluations under the provisions of Law no. 413/91.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as residual technical and economic utility. The results of these valuations do not differ from the standard rates allowed by current tax regulations. Depreciation rates are reduced by 50% for those assets which are acquired during the year, if they are only used, on average, for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready for use.

Assets with a unit value which does not exceed Euro 516 are expensed in the year of their acquisition; the total value of such assets is immaterial.

Depreciation rates are as follows:

Exhibit 17. Depreciation rates of tangible assets

(%)

industrial buildings	3.0
general plant, light constructions, and operating machinery	10.0
general plant and operating machinery purchased after January 1, 1989	12.5
office furniture and equipment	12.0
canteen equipment and fittings	12.5
furnishings	15.0
electronic machines	20.0
miscellaneous and small equipment	25.0
automobiles	25.0
motor vehicles and internal means of transportation	20.0

Tangible assets are written-down in cases where, regardless of their accumulated depreciation, there is a permanent loss in value. The original value is reinstated if and when the reason for the write-down no longer exists.
Ordinary maintenance costs are charged in full to the income statement, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.
"Assets in formation and advances" relate to suppliers for the purchase of goods.

Long-term financial assets. Shareholdings

Shareholdings in subsidiaries not included in the consolidation as they are dormant and in affiliates are valued using the equity method.
Any gains or losses arising from the application of this method are disclosed in the consolidated income statement under "Adjustments to financial asset values".
Shareholdings in other companies are valued at cost adjusted, where necessary, to reflect permanent losses in value.

Long-term financial assets. Receivables

Long-term receivables are stated at their face value, which corresponds to their estimated realisable value.

Long-term financial assets. Other securities

Fixed-interest rate securities entered under long-term financial assets are valued at cost; their acquisition cost is lower than their estimated realisable value.

Inventories

Inventories are stated at the lower of purchase or production cost and market value at period-end.
Production costs of finished products include the cost of raw materials, consumables and external manufactures and the portion of all those direct and indirect production costs which may reasonably be attributed to them, excluding financial charges and overheads.
Semi-finished products, consisting of raw materials and accessories in process outsourced to subcontractors, are valued by adding the average cost of raw materials and accessories to the outside production costs incurred at period-end.
Market value is the replacement cost for raw and ancillary materials and semi-finished products and the net realizable value for finished products and merchandise.
Finished products and raw materials related to past fashion seasons are prudently valued at their estimated realizable value.

Receivables

These are valued and stated at their estimated realizable value. Where necessary, receivables are written-down through the relevant bad debt provision.

Trade receivables include unaccepted trade bills in portfolio and unaccepted trade bills with due dates falling before June 30, 2002 but for which payment was requested in the following months.

Factoring of receivables

Receivables factored without recourse are eliminated from the consolidated financial statements. If there are any contractual provisions which split the risk of insolvency between the company and factoring company, the amount of the risk taken on by the former is included under the memorandum accounts.

Marketable securities. Shareholdings in affiliates and other companies

Since they are destined for sale, shareholdings in affiliates and other companies are stated at the lower of value using the equity method and their estimated realizable value.

Marketable securities. Treasury shares

These are stated at the lower of average cost and market value. In accordance with articles 2357 ter and 2424 of the Civil Code, a reserve for own shares, unavailable for distribution, is set up in shareholders' equity for the total amount of the shares acquired.

Cash and cash equivalents

These are stated at their face value.

Prepayments and accruals

These are stated on an accruals basis by matching costs and revenues.

Capital grants

Capital grants received before December 31, 1995 are stated under "Other reserves", in particular in the "Consolidation reserve" under shareholders' equity.

Capital grants received between December 31, 1995 and December 31, 1997 are recorded as follows: 50% as reserves subject to taxation upon distribution under net worth; the remaining 50% is stated under deferred income and credited to the income statement and therefore subject to taxation (20% on a yearly basis). In order to present a fair disclosure of capital grants according to correct accounting principles and pursuant to the application of the new tax legislation, grants assessed and received from January 1, 1998 are stated on an accruals basis; they are recorded under deferred income and credited to the income statement each year over the useful life of the related assets.

Had the Group always credited grants to the income statement over the useful life of the related assets on a systematic basis, shareholders' equity would have been approximately Euro 1,729 thousand lower, without any significant effects on the period-end result and without counting the tax effects which would be immaterial.

Provisions for contingencies and charges

These provisions are made to cover losses of a specific nature, the existence of which is certain or probable at the period-end, but the amount or due date of which is unknown. Contingencies and losses which came to light after the period-end up to the preparation of the consolidated half year report have also been considered. These provisions are made on a best estimate basis.

"Agents' termination benefits" is the amount to be paid to agents upon the termination of their contracts, calculated on the basis of the charge to be paid on termination in compliance with law and other relevant factors such as historical data, the average duration of agents' contracts, and their turnover.

Severance pay fund

This provision is stated in compliance with current legislation, national labor contracts and supplementary company contracts. It represents the payables due to all employees at period-end, net of any advances paid.

Accounts payable

These are stated at their face value.

Receivables and payables denominated in foreign currencies outside the Euro zone

These are recorded at the exchange rate prevailing on the date of the relevant transactions. Short-term receivables and payables in foreign currency and liquid funds in foreign currency at the balance sheet date are stated at the exchange rate prevailing at period-end. Gains and losses arising from the conversion of individual short-term receivables and payables are credited or debited to the income statement.

Memorandum accounts

This item summarizes information on guarantees given, purchase and sales commitments taken on or other risks.

Foreign currency exchange rate risks and interest rate hedging contracts

IT HOLDING Group hedges exchange rate risks on its foreign currency exposure connected to its sales performance abroad based on orders received. Both losses and gains arising from the valuation of these contracts at period-end are taken to the income statement. At period and year-end, the notional capital of forward foreign exchange sales contracts is presented in the memorandum accounts in Euros using the forward exchange rate. With regard to its foreign currency exposure, at June 30, 2002, the Group had commitments for the forward sale of foreign currency for a total of Euro 28,170 thousand, due on different dates in the next twelve months, as follows:

Exhibit 18. Countervalues of currency forward contracts

(In thousands of Euros)

U.S. dollars	12.717
British pounds	4.532
Swiss francs	7.500

The total is recorded in the memorandum accounts.

There is a limited risk that the related counterparts will not honor their commitments as such contracts were agreed with leading financial operators, therefore the Group does not expect any risk of insolvency.

The interest rate swaps at June 30, 2002 are aimed at covering interest rate risks on loans payable (for this reason they are not valued at period-end).

The Group also carries out cross currency interest rate swap transactions to cover exchange rate and interest rate risks arising from loans in foreign currency (again they are not valued at period-end).

Prepayments and accruals maturing on an accruals basis on interest falling due at period-end are charged to the income statement.

These financial instruments are intended to minimize and reduce the risk of fluctuations in Euro/foreign currency exchange rates and interest rates.

Costs and revenues

Costs and revenues are recognized according to the prudence and accruals principles with the recognition of the related accruals and prepaid expenses. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums, and taxes directly related to the sale of goods and provision of services. Revenues from the sale of ready-to-wear items are entered when these are shipped to customers or, in the case of retail sales, at the moment the payment is received.

Advertising expenses

These are charged to the income statement according to the period in which the collection sales take place, while those concerning internal communications are entirely expensed when incurred.

Finance leases

In preparing the consolidated financial statements, finance leases have been accounted for according to International Accounting Standard (IAS) 17. On the basis of such standard, the lessee enters the leased asset and a payable of the same amount in the balance sheet, equivalent to the market value of the leased asset at the beginning of the lease contract or, if lower, to the minimum lease payments being the installments discounted by the rate assumed from the relevant repayment plan. Lease payments are composed of financial charges (interest) and the decrease in the remaining payable (principal).
Finance leases also generate a depreciation expense, as well as financial charges (interest expense), included in the above-mentioned lease payments. The depreciation policy adopted is that used for company-owned assets of the same category.

Extraordinary items

This caption comprises those costs and revenues which are not related to the Group's ordinary activities.
It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the consolidated financial statements.

Expenses for opening and closing shops

Expenses for opening or modernizing new shops under lease contracts are capitalized under intangible assets and amortized over a period corresponding to the duration of the lease contract. In the year in which a shop is closed, the portion of such expenses which has not yet been amortized is entirely amortized during the year, net of its expected recovery value.

Income taxes

Taxes for the year ended December 31, 2001 are valued on the basis of the estimated tax expense in compliance with the current tax law and stated under "Sums payable to taxation authorities", net of prepayments and withholdings. If prepayments and withholdings exceed the value of tax liabilities, the latter are offset against "Receivables - due from others".
The consolidated financial statements also include taxes which, although attributable to future years, are due during the current year (deferred tax assets) and those which, although attributable to the year, will only be due in future years (deferred tax liabilities).

Notes to the consolidated balance sheets

The main variations in the balance sheet as at June 30, 2002 compared to that as at December 31, 2001 are commented on below. Most of the variations were the result of changes in the consolidation area even if this is not always specified.

ASSETS

SHARE CAPITAL PROCEEDS TO BE RECEIVED

Balance of portion called up at June 30, 2002: Euro 87,440 thousand
Balance of portion called up at December 31, 2002: Euro 735 thousand
Balance of portion called up at June 30, 2001: null

The balance is the receivable due from shareholders of the holding company for the share capital increase subscribed at June 30, 2002.

Intangible assets

Net balance at 30 June 2002: Euro 338,335 thousand
Net balance at December 31, 2001: Euro 152,592 thousand
Net balance at June 30, 2001: Euro 147,638 thousand

Changes during the period are shown in attachment 1.

- "Start-up and expansion costs" increased by Euro 1,213 thousand mainly as a consequence of costs IT HOLDING S.p.A. incurred for the share capital increase (Euro 1,096 thousand.)
- "Research, development, and advertising costs" went up by Euro 1,707 thousand due to the capitalization of advertising expenses incurred by ALLISON S.p.A. (Euro 1,425 thousand) and ALLISON EYEWEAR Inc. (Euro 268 thousand) after new eyewear collections were launched under the "Ferré" brand.
- "Industrial patents and similar rights" rose by Euro 198 thousand as a result of the capitalization of costs ITF S.p.A. incurred for products under the "Gai Mattiolo" brand.
- "Licenses, trademarks, and permits" recorded an increase of Euro 170,515 thousand mainly due to the following:
  - Euro 18,905 thousand, net of amortization for the period of Euro 484 thousand, due to the amount paid to the parent company, PA Investments S.A., in 2002 for the acquisition of 99.99% of the share capital of FINANCIÈRE MELPAR HOLDING S.A. (a Luxembourg-based company) in excess of the latter company's shareholders' equity. The amount was allocated to the "Ferré" trademark. FINANCIÈRE MELPAR HOLDING S.A. fully controls GIANFRANCO FERRÉ S.p.A. which owns the "Ferré" trademark plus related trademarks.
  - Euro 152,073 thousand, net of amortization for the period of Euro 3,899 thousand, due to the excess amount paid to the parent company, PA Investments S.A., in 2001 and during 1H02 for the acquisition of the entire share capital of GIANFRANCO FERRÉ S.p.A., which owns the "Ferré" trademark plus related trademarks. The amount was allocated to the "Ferré" trademark.
    The excess value was allocated on the basis of the appraisal prepared by the expert appointed to calculate the transaction consideration;
- "Goodwill" increased by Euro 7,794 thousand during the period mainly due to the following:
  - commercial goodwill of Euro 988 thousand, net of amortization for the period of Euro 52 thousand, paid by ITF S.p.A. to I.C.R. - Industrie Cosmetiche Riunite S.p.A. for acquiring the business activity for the

global distribution of perfumes under the "Gai Mattiolo" brand and for the domestic distribution of perfumes under the "Ferragamo" and "Ungaro" brands;

- the excess value of Euro 431 thousand paid to Romeo Gigli S.a.s. by GIGLI S.p.A., which may not be allocated to the assets of the business activity acquired for the design of ready-to-wear and fashion collections.
- Euro 6,375 thousand principally because of changes in the consolidation area. The costs for the commercial goodwill paid by FERRÉ Group companies are also included in this caption.

- The decrease in "Goodwill arising from consolidation" was due to amortization for the period.
- The increase of Euro 1,761 thousand in "Assets in formation and advances" was largely a result of costs incurred by Group companies, including charges for the right to withdraw in advance from a building lease contract, effective from the second half of 2002.The decrease of Euro 2,185 thousand was mainly due to the write-off of the deposit and ancillary charges incurred in 2001 in relation to the takeover of a finance lease contract for a building in Milano.
- "Other" recorded an increase of Euro 8,663 thousand principally due to the change in consolidation area, the capitalization of costs incurred for the issue of a Eurobond, the granting and restructuring of financing to the Group, and the consideration paid for renewing the license agreement with Dolce & Gabbana S.p.A..

Tangible assets

Net balance at June 30, 2001: Euro 55,502 thousand
Net balance at December 31, 2001: Euro 53,082 thousand
Net balance at June 30, 2001: Euro 50,483 thousand

Changes during the period are shown in attachment 2.

- "Land and buildings" increased by Euro 12,474 thousand largely due to the purchase of the building in Via Arconati, 1, Milano (Euro 11,190 thousand.) Such building was resold during the half year which generated a gain of Euro 811 thousand.
- "Plant and machinery" went up by Euro 350 thousand as a consequence of the routine renewal of operating plant and machinery of the various Group production units, and the change in consolidation area (Euro 345 thousand.)
- "Industrial and commercial equipment" recorded an increase of Euro 608 thousand mainly due to the purchase of moulds for the production of eyewear under the "Ferré" brand.
- "Other assets" rose by Euro 1,509 thousand as a result of changes in the consolidation area, further investments incurred for updating the Group's IT system, and furnishing costs relating to the opening and renovation of boutiques and showrooms and to the new headquarters of ALLISON S.p.A..

Long-term financial assets

Balance at June 30, 2002: Euro 12,045 thousand
Balance at December 31, 2001: Euro 5,126 thousand
Balance at June 30, 2001: Euro 5,643 thousand

Shareholdings in subsidiaries

The increase related to the acquisition of the entire share capital of DJL ONE S.A.S. (registered office in Paris) which subsequently changed its name to GF MONTAIGNE S.A.S.. Such company is not consolidated as it is currently dormant, however it is the tenant in a rent contract for a boutique in Avenue Montaigne, Paris, which is currently being renovated and will eventually sell "Ferré" collections.

Receivables due from others before 12 months

This caption was up by Euro 1,315 thousand because of receivables due from GF MONTAIGNE S.A.S., MADEFERRÉ S.r.l. and GF MODE GmbH, all unconsolidated subsidiaries.

Receivables due from others before and after 12 months

The decrease of Euro 781 thousand was mainly due to the reclassification of advances paid in 2001 for the acquisition of GF MONTAIGNE S.A.S. to the caption "Shareholdings in subsidiaries."

CURRENT ASSETS

Inventories

Net balance at June 30, 2001: Euro 150,550 thousand
Net balance at December 31, 2001: Euro 128,251 thousand
Net balance at June 30, 2001: Euro 123,223 thousand

The caption was up Euro 22,299 thousand compared to December 31, 2001 due to the increased activity and the change in consolidation area. The percentage of net sales was consistent with that of the same period of last year.

Receivables

Net balance at June 30, 2002: Euro 215,782 thousand
Net balance at December 31, 2001: Euro 131,991 thousand
Net balance at June 30, 2001: Euro 104,226 thousand

The increase of Euro 83,791 thousand versus year-end 2001 was mainly due to:

- the rise of Euro 71,397 thousand in trade receivables principally because of fewer receivables factored without recourse, as well as higher sales volumes and the change in consolidation area due to the inclusion of FERRÉ's business through FINANCIÈRE MELPAR;
- the growth of Euro 767 thousand in receivables due from unconsolidated subsidiaries;
- the increase in receivables due from others of Euro 11,693 thousand, mainly because of the rise in VAT receivables (Euro 2,913 thousand) and the increase in advances on supplies (Euro 4,889 thousand).

Marketable securities

Balance at June 30, 2002: Euro 527 thousand
Balance at December 31, 2001: Euro 9,906 thousand
Balance at June 30, 2001: Euro 5,311 thousand

The decrease of Euro 9,379 thousand versus December 31, 2001 was due to the sale of treasury shares resolved by the shareholders' meeting of IT HOLDING S.p.A. on December 20, 2001. The resolution renewed the authorization to buy and sell the company's treasury shares until June 20, 2003, up to a maximum of 10% of ordinary shares issued, and to sell bonds held as temporary investments at December 31, 2001 (Euro 6,653 thousand.)

Cash and cash equivalents

Balance at June 30, 2002: Euro 37,298 thousand

Balance at December 31, 2001: Euro 46,589 thousand

Balance at June 30, 2001: Euro 39,261 thousand

Reference should be made to the section on the group's financial position in the DD&A.

ACCRUED INCOME AND PREPAID EXPENSES

Balance at June 30, 2002: Euro 56,555 thousand

Balance at December 31, 2001: Euro 44,092 thousand

Balance at June 30, 2001: Euro 50,514 thousand

This caption was up by Euro 12,463 thousand versus year-end 2001 due to increased prepaid expenses. These were composed of greater sample costs following the increase in the Group's general activities and the change in the consolidation area, and of the discount on the bond issue (Euro 803 thousand).

LIABILITIES

SHAREHOLDERS' EQUITY

Balance at June 30, 2002: Euro 225,301 thousand

Balance at December 31, 2001: Euro 136,258 thousand

Balance at June 30, 2001: Euro 133,841 thousand

The main changes were a consequence of the share capital increase on payment with a share premium which the Board of Directors of IT HOLDING S.p.A. resolved on June 3, 2002.

As a result of the transaction:

- the "Share premium reserve" increased by Euro 85,618 due to the premium of Euro 2.35 for the 36,433,288 shares subscribed at June 30, 2002;
- the item "Shareholders' payment for share capital increases" under "Other reserves" increased by Euro 1,822 thousand, calculated on the basis of the face value (Euro 0.05) of each of the 36,433,288 new shares issued.

At 30 June 2002, the ownership of the holding company was as follows:

Exhibit 19. Shareholdership

Shareholders	no. of common shares	%
PA Investments S.A.	128,263,317	64.09
Mr. Gian Franco Ferré	5,667,000	2.83
Float:		
Mr. Luigi Giribaldi *	40,270,000	20.12
Banque du Gothard (on behalf of L. Giribaldi)**	15,614,256	7.80
others	10,315,427	5.16
Total	**200,130,000**	**100.00**

** 5/15/2002*

*** 5/28/2002*

A reconciliation of the holding company's shareholders' equity and result for the period and the consolidated shareholders' equity and result at the same date is shown below:

Exhibit 20. Statement of reconciliation of shareholders' equity

(In thousands of Euros)

	Shareholders' equity at 06/30/2002	Net income (loss) at 06/30/2002	Shareholders' equity at 12/31/2002	Shareholders' equity at 06/30/2001	Net income (loss) at 06/30/2001
Financial statements of the holding company	**150,505**	**(2,180)**	**65,245**	**59,462**	**(2,578)**
Consolidated shareholders' equity of ITTIERRE S.p.A. and its subsidiaries	139,434	23,413	117,148	109,544	11,493
Elimination of the book value of the shareholding in ITTIERRE S.p.A.	(47,162)	-	(47,162)	(13,593)	-
Positive (negative) difference between acquisition cost and shareholders' equity	11,789	(1,310)	13,099	-	-
Consolidated shareholders' equity of ITTIERRE ITALIA S.p.A. and its subsidiaries	-	-	-	5,162	(1,655)
Elimination of the book value of the shareholding in ITTIERRE ITALIA S.p.A.	-	-	-	(33,570)	-
Positive (negative) difference between acquisition cost and shareholders' equity	-	-	-	14,409	(1,310)
Consolidated shareholders' equity of ALLISON S.p.A. and its subsidiaries	4,636	1,455	3,099	4,525	2,205
Elimination of the book value of the shareholding in ALLISON S.p.A.	(5,841)	-	(5,841)	(5,841)	-
Positive (negative) difference between acquisition cost and shareholders' equity	2,355	(181)	2,536	2,717	(181)
Consolidated shareholders' equity of GIGLI S.p.A. and its subsidiaries	(845)	(1,442)	(279)	206	(468)
Elimination of the book value of the shareholding in GIGLI S.p.A.	(2,416)	-	(1,716)	(516)	-
Consolidated shareholders' equity of M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries	1,783	(5,008)	4,632	3,788	(5,718)
Elimination of the book value of the shareholding in M.A.C. - Manifatture Associate Cashmere S.p.A.	(49,982)	-	(47,982)	(44,982)	-
Positive (negative) difference between acquisition cost and shareholders' equity	31,659	(1,011)	32,670	33,682	(1,011)
Consolidated shareholders' equity of MALO S.p.A. and its subsidiaries	5,408	58	5,350	5,266	5
Elimination of the book value of the shareholding in MALO S.p.A.	(5,486)	-	(5,486)	(5,486)	-
Positive (negative) difference between acquisition cost and shareholders' equity	180	(15)	195	210	(15)
Consolidated shareholders' equity of IBEX 2001 S.p.A. and its subsidiaries	(981)	(934)	(47)	-	-
Elimination of the book value of the shareholding in IBEX 2001 S.p.A.	(90)	-	(90)	-	-
Consolidated shareholders' equity of FINANCIERE MELPAR HOLDING S.A. and its subsidiaries	(20,424)	(6,274)	-	-	-
Elimination of the book value of the shareholding in FINANCIERE MELPAR HOLDING S.A.	(6,461)	-	-	-	-
Positive (negative) difference between acquisition cost and shareholders' equity	18,905	(484)	-	-	-
Consolidated shareholders' equity of GENTRYPORTOFINO S.p.A.	96	(104)	-	-	-
Elimination of the book value of the shareholding in GENTRYPORTOFINO S.p.A.	(200)	-	-	-	-
Consolidated shareholders' equity of FERRÉ FINANCE S.A.	(721)	(846)	-	-	-
Elimination of the book value of the shareholding in FERRÉ FINANCE S.A.	(125)	-	-	-	-
Change in account policies	-	-	-	1,028	111
Elimination of intercompany income	(1,270)	(502)	(619)	(2,220)	(767)
Consolidated financial statements	**224,746**	**4,635**	**134,752**	**133,791**	**111**

PROVISIONS FOR CONTINGENCIES AND CHARGES

Balance at June 30, 2002: Euro 18,581 thousand

Balance at December 31, 2001: Euro 12,152 thousand

Balance at June 30, 2001: Euro 8,478 thousand

This caption was up by Euro 6,429 thousand versus year-end 2001 due to accruals to the provisions "agents' termination benefits" and "returns on sales", again affected by the change in consolidation area.

"Other" increased in relation to the change in consolidation area as GIANFRANCO FERRÉ S.p.A. made accruals against the following pending disputes:

- Arbitration proceeding versus Fallimento Redaelli S.p.A. (formerly Redaelli S.p.A..) With a private agreement dated November 3, 1981, GIANFRANCO FERRÉ S.p.A. licensed the "Gianfranco Ferré" brand to Redaelli S.p.A. ("Redaelli") for the production and sale of a men's ready-to-wear collection (the "License"). On February 23, 1999, GIANFRANCO FERRÉ S.p.A. claimed that Redaelli had breached the agreement through non-payment and, after the term in the notice to pay lapsed, declared that the license was cancelled. Redaelli disputed the lawfulness of the cancellation and claimed, inter alia, that it had receivables due from GIANFRANCO FERRÉ S.p.A. which could offset the payable arising from the license agreement. An arbitration proceeding therefore began, in which GIANFRANCO FERRÉ S.p.A. requested that its conduct be proved lawful and that Redaelli be sentenced to pay the overdue receivables plus compensation for damages following the agreement cancellation. In turn, Redaelli requested that the license cancellation be proved unlawful and that GIANFRANCO FERRÉ's claims be rejected, also following the confirmation of receivables due from GIANFRANCO FERRÉ S.p.A. which could be offset against any payable arising from the license agreement. During the arbitration proceeding, Redaelli was declared bankrupt and Fallimento della Redaelli S.p.A. ("Fallimento Redaelli") replaced it in the proceedings. In addition to Redaelli's claims and objections, Fallimento Redaelli inferred a claim preclusion as the matter now fell to the jurisdiction of the bankruptcy court.GIANFRANCO FERRÉ S.p.A. withdrew its claims for payment which at the same time were subject to a motion for proof in bankruptcy. On September 14, 2001, the arbitration board declared that GIANFRANCO FERRÉ's claims were lawful while Fallimento Redaelli's claims for payment were rejected, except for those relating to the return of goods and cash sums which it declared were out of its jurisdiction. The judgement has not yet been notified and, therefore, Fallimento Redaelli may still challenge it.
- Action brought against GIANFRANCO FERRÉ S.p.A. and one of its subsidiaries, MADEFERRÉ in Liquazione S.r.l. ("Madeferré"), by Eternity S.r.l. ("Eternity") and Orchidstate Ltd. ("Orchidstate"), with a summons before the Milano Court dated November 9, 2000, ("Eternity proceeding"). Eternity and Orchidstate requested that the following be declared: i) voidness of the deed for a transaction agreed between the parties on March 31, 2000 ("Transaction") due to either invalidity, i.e. the lack of required mutual licenses or breach by the defendants i.e. cancellation of the Transaction, and the revival of the agreement dated September 1, 1998; ii) alternatively, the postponement until March 2004 of a commercial agreement relating to the Transaction which gives Eternity and Orchidstate the exclusive right to sell GIANFRANCO FERRÉ S.p.A. products through outlets and discount stores in England, France, Spain, and Germany, following the alleged unlawfulness of the cancellation notice sent by GIANFRANCO FERRÉ S.p.A. on September 25, 2000; iii) the liability of GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. for resulting damages, as yet unquantified. GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. appeared before the Court to declare the opponent's claims unacceptable and groundless. Furthermore, GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. claimed to be creditors of Eternity and requested and obtained related summary judgments to which the latter company objected. The above Transaction, which Eternity and Orchidstate want

declared void, invalid, and cancelled, ended a dispute begun by Eternity and in which Orchisdstate also participated. The dispute concerned confirming the existence of a commercial agreement for the sale of products under the "Ferré" brand through outlets and the subsequent payment of damages by GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. for breaching the agreement, which Eternity calculated at Lit 4 billion and Orchidstate at Lit 6 billion.

- Revocatory action brought by the official receiver of Nadini Group on October 18, 2001 (licensee company of the ready-to-wear collection to be sold under the "Gianfranco Ferré" brand) for the repayment of royalties amounting to Euro 332,000. GIANFRANCO FERRÉ S.p.A. appeared before the Modena Court requesting that the conditions for the revocatory action be confirmed non-existent.
- GFH Collection S.A ("GFH"), the sub-licensee, by virtue of an agreement signed with MADEFERRÉ S.r.l. (currently in liquidation), a subsidiary of GIANFRANCO FERRÉ S.p.A., for the production of a ready-to-wear collection under the "Gianfranco Ferré Golf" brand ("Golf collection"), appealed against an arbitration resolution ("Resolution") by a deed notified on March 22, 2002. Such Resolution declared the invalidity of a agreement signed between GIANFRANCO FERRÉ S.p.A., MADEFERRÉ S.r.l., and GFH for, inter alia, the opening of certain factory outlets for the sale of products under the "Ferré" brand. In addition, the arbitration board declared that the claims concerning the sublicense agreement for the "Golf Collection", for which GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. had requested cancellation due to breach by GFH, were out of its jurisdiction. GFH claimed that the cancellation of the sublicense agreement was unlawful and asked that GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. be sentenced to pay damages resulting from the alleged breach of agreement. In its appeal of March 22, 2002, GFH requested that the Resolution be declared non-existent, or alternatively void, and that GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. be sentenced for breach of agreement and pay GFH compensation for i) damages incurred for termination of contract and discredit suffered (calculated at Euro 2,582,284.50), ii) damages for lost production and sales for the Spring/Summer collection 1999 (calculated at Euro 516,456.90), iii) damages incurred medio tempore also for the delay in the breach (calculated at Euro 516,456.90), and finally, iv) GFH asked that the defendants hold harmless and indemnify it against demands or claims by third parties (also of a judicial nature) for any alleged breach of agreement arising from the above mentioned breach by GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l.. GIANFRANCO FERRÉ S.p.A. and MADEFERRÉ S.r.l. appeared before the Court asking that the appeal be rejected and the arbitration award be confirmed.

With reference to the above disputes, the parent company, PA Investments S.A., has taken on a commitment to guarantee IT HOLDING S.p.A. in relation to a contract for the sale of shares of FINANCIÈRE MELPAR HOLDING S.A.. Such commitment relates to contingent liabilities which could arise in addition to those disclosed in the consolidated financial statements of FERRÉ Group at December 31, 2001 and which, therefore, could also arise from pending legal, administrative, and tax court proceedings at the approval date of such financial statements.

SEVERANCE PAY FUND

Balance at June 30, 2002: Euro 13,604 thousand
Balance at December 31, 2001: Euro 11,967 thousand
Balance at June 30, 2001: Euro 11,047 thousand

The increase of Euro 1,637 thousand versus December 31, 2001, was the result of accruals for Euro 2,393 thousand, utilization for Euro 1,228 thousand, and changes in the consolidation area (Euro 472 thousand.)

ACCOUNTS PAYABLE

Balance at June 30, 2002: Euro 674,331 thousand
Balance at December 31, 2001: Euro 396,014 thousand
Balance at June 30, 2001: Euro 355,706 thousand

The main variations compared to December 31, 2001 related to the following items:

- "Bonds due after 12 months" increased by Euro 200,000 thousand following the issue of a bond on the Euromarket by the subsidiary, FERRÉ FINANCE S.A, on May 10 2002. Interest is calculated at 7% p.a. and the bond expires on May 10, 2005.
- "Due to banks before 12 months" rose by Euro 23,139 thousand as a result of greater indebtedness to banks (Euro 48,360 thousand), partial repayment (Euro 21,907 thousand) of a stand-by credit line disbursed by Banca di Roma (total amount Euro 25,823 thousand disbursed on September 8, 1999 and for which expiry was extended to August 31, 2002), prepayment of the short-term installment (Euro 16,250 thousand) of a loan co-ordinated by Mediocredito Centrale S.p.A., and of the change in consolidation area due to the utilization of a credit line granted to FERRÉ Group (Euro 12,936 thousand);
- "Due to banks after 12 months" decreased by Euro 28,237 thousand mainly as a consequence of the prepayment (Euro 40,625 thousand) of installments due after 12 months for the loan co-ordinated by Mediocredito Centrale S.p.A., the disbursement of a loan (Euro 10,000 thousand) granted by Banca IntesaBci Mediocredito S.p.A. on May 31, 2002 and to be repaid on November 28, 2003, as well the change in consolidation area and the inclusion of two loans granted to GIANFRANCO FERRÉ S.p.A. amounting to Euro 2,778 thousand. One loan was disbursed by Rolo Banca 1473 S.p.A. on November 7, 1996 (repayment date December 20, 2006) while the second was disbursed by Simest S.p.A. on January 30, 1998 (repayment date June 30, 2005);
- "Due to suppliers before 12 months" was up by Euro 16,277 thousand due to the general increase in the Group's production activity and the change in consolidation area;
- "Due to parent companies before 12 months" rose by Euro 67,816 thousand as a result of the residual payable due to PA Investments S.A. (Euro 67,878 thousand) following the FERRÉ transaction described in the section "Significant events;"
- "Other accounts payable due before 12 months" were up by Euro 1,848 thousand mainly due to the increase in remuneration to employees after personnel costs rose during 2002.

ACCRUED LIABILITIES AND DEFERRED INCOME

Balance at June 30, 2002: Euro 22,217 thousand
Balance at December 31, 2001: Euro 15,973 thousand
Balance at June 30, 2001: Euro 17,227 thousand

The balance at June 30, 2002 increased by Euro 6,244 thousand compared to year-end 2001 mainly due to the rise in accrued liabilities as follows: royalties to licensors (Euro 458 thousand); interest payable (Euro 1,712 thousand); and advertising costs (Euro 1,360 thousand.) The increase in deferred income related to grants received or approved during 2002, as well as the portion of grants approved before June 30, 2002 but not yet received at that date (Euro 2,173 thousand.)

MEMORANDUM ACCOUNTS

Commitments and other memorandum accounts not disclosed in the balance sheet

All commitments and other memorandum accounts are stated at the foot of the balance sheet.

Commitments and other memorandum accounts disclosed in the balance sheet

Balance at June 30, 2002: Euro 99,089 thousand

Balance at December 31, 2001: Euro 113,297 thousand

Balance at June 30, 2001: Euro 120,226 thousand

The main variations that took place during the first half of 2002 related to:

- return of guarantees for Euro 450 thousand which ITTIERRE S.p.A. provided to third parties to secure lease contracts for showrooms;
- the inclusion of the following guarantees provided by GIANFRANCO FERRÉ S.p.A., due to the change in consolidation are:
  - To third parties, for Euro 2,053 thousand, to secure building lease contracts;
  - on behalf of Simest S.p.A., to Credito Artigiano, for Euro 1,348 thousand, to secure a loan expiring on June 30, 2005;
  - on behalf of the Milano VAT office, to Credito Artigiano and Rolo Banca, for Euro 513 thousand, to secure VAT reimbursements requested;
  - on behalf of GF MANUFACTURING S.r.l., to San Paolo IMI S.p.A. and Credito Italiano S.p.A., for Euro 4,183 thousand, against financing granted;
- issue of new guarantees by the holding company and subsidiaries to banks for the granting of credit lines, for a total of Euro 5,971 thousand;
- decrease of Euro 8,549 thousand in the caption "Purchase commitments" due to the signing of the finance lease contract for the building in Via Arconati, 1, Milano on February 8, 2002;
- increase in commitments for foreign currency transactions of Euro 3,590 thousand due to the change in the notional capital of forward foreign exchange sales contracts sold at countervalue at the contractual exchange rate at June 30, 2002;
- decrease of Euro 22,526 thousand in "Excess on factoring of receivables without recourse", taken on by ITTIERRE S.p.A., ITJ S.p.A., and M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. and provided to Fineco Factoring S.p.A. and Ifitalia S.p.A., as the Group resorted less to this financial instrument (receivables factored at December 31, 2001: Euro 82,616 thousand, versus June 30, 2002: Euro 36,722 thousand);

No changes have taken place with respect to commitments undertaken on behalf of subsidiaries compared to December 31, 2001, except for that stated in point 3.

Notes to the consolidated statements of income

Comments on the trend in costs and revenues are provided in the DD&A, while the main changes in the income statement captions at June 30, 2002 compared to June 30, 2001 are described below.

Revenues from sales and services

First half 2002: Euro 312,795 thousand
First half 2001: Euro 248,037 thousand
2001 balance: Euro 526,660 thousand

Other revenues and income

First half 2002: Euro 4,080 thousand
First half 2001: Euro 4,115 thousand
2001 balance: Euro 5,403 thousand

Breakdown of revenues from sales and services by division

"Revenues from sales and services" for the six month period ended June 30, 2002 and June 30, 2001 are as follows:

Exhibit 21. Breakdown of revenues from sales and services by division

(In thousands of Euros)

	06/30/2002	06/30/2001
Ready-to-wear and accessories	266,675	221,145
Eyewear	33,314	24,720
Perfumes	3,377	-
Royalties and services	7,487	1,167
Other revenues	1,942	1,005
Total net revenues	**312,795**	**248,037**

Reference should be made to the DD&A for the geographical breakdown of net revenues.

FINANCIAL INCOME AND CHARGES

First half 2002: Euro (10,407) thousand
First half 2001: Euro (8,599) thousand
Balance 2001: Euro (16,206) thousand

Exhibit 22. Statement of financial income

(In thousands of Euros)

	06/30/2002	06/30/2001
Interest on the advance settlement of payables due to PA Investments S.A.	628	457
Interest on long-term receivables	358	68
Interest on long-term government securities	6	2
Capital gains from trading in treasury shares	348	243
Interest income	716	57
Bank interest income	181	99
Financial discounts on payables	1	3
Gains on foreign exchange	2,221	2,530
Total	**4,459**	**3,459**

Exhibit 23. Statement of financial charges

(In thousands of Euros)

	06/30/2002	06/30/2001
Bank interest expense	2,287	1,042
Expenses on loans	3,486	3,972
Expenses due to factoring, others	1,924	1,698
Bank charges and fees	1,010	567
Financial discounts on receivables	1,019	962
Expenses on bonds	1,956	-
Losses on foreign exchange	3,184	3,817
Total	**14,866**	**12,058**

The net increase in financial charges was mainly due to:

- greater indebtedness to banks as commented on in the DD&A;
- increase in bank charges as a result of the charge incurred (Euro 366 thousand) for the prepayment of the loan granted by Mediocredito Centrale S.p.A. on April 17, 2000;
- interest payable on the bond traded by FERRÉ FINANCE S.A. on the Euromarket (Euro 1,956 thousand.)

Extraordinary items

First half 2002: Euro 241 thousand
First half 2001: Euro (3,091) thousand
2001 balance: Euro (4,834) thousand

The positive balance of Euro 241 thousand was due to the following:

- income of Euro 1,544 thousand mainly composed of the gain on the sale of the building in Via Arconati, 1, Milano (Euro 811 thousand) and differences on accruals made in previous years.
- prior year items and extraordinary charges totaling Euro 1,303 thousand relating to differences on accruals made in previous years and the write-off of receivables recorded in previous years.

Other information

Average number of employees

The required information is given in the attached exhibit 5.

Receivables and payables due after five years and payables secured by group assets

There are no receivables or payables due after five years except for those described in the note to "Due to banks after 12 months."

Financial charges capitalized to asset values

No financial charges have been capitalized to asset values stated in the balance sheets at June 30, 2002 or December 31, 2001. Financial charges incurred for the granting of the stand-by credit line co-ordinated by Banca IntesaBci Mediocredito S.p.A. and the restructuring of the stand-by credit line co-ordinated by San Paolo IMI S.p.A. were capitalized in intangible assets.

Tax position

There were no significant variations compared to the same section in the notes to the financial statements at December 31, 2001, to which reference should be made.
With regard to the inclusion of FINANCIÈRE MELPAR Group in the consolidation area:

- GIANFRANCO FERRÉ S.p.A. was notified of a preliminary assessment report in 2000 relating to 1998, 1999, and 2000, for which no notice of assessment has yet been received. The company made a prudent accrual of Euro 103 thousand against the findings which arose from the preliminary assessment report, also considering the significant tax losses incurred in the past;
- MADEFERRÉ S.r.l. was notified of a preliminary assessment report in 2001 for the years 1998, 1999, and 2000, but has not yet received any notice of assessment. The company does not expect any tax liabilities to arise from the findings of the taxation authorities regarding direct and indirect taxation charged to it.

With reference to the above tax disputes of FINANCIÈRE MELPAR Group, IT HOLDING S.p.A. is covered by a guarantee commitment taken on by PA Investments, the parent company, in relation to a contract for the sale of shares of FINANCIÈRE MELPAR HOLDING S.A., detailed in the note to the caption "Provisions for contingencies and charges."

Relationships with parent companies, with companies controlled by the latter, with affiliates, and relationships with related parties

Relationships with parent companies, with companies controlled by the latter, with affiliates, and relationships with related parties are commented on in the DD&A in the paragraph "Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter, and relationships with related parties."

Final considerations

The nature and business activities of the group and significant events occurred during and after June 30, 2002 are described in the DD&A.

Consolidation area

The companies included in the consolidated financial statements on a line-by-line basis and using the equity method are presented in attachment 6.

Changes in the consolidation area are described below:

- Acquisition of the entire share capital of DJL ONE S.A.S.(registered office in Paris), which subsequently changed its name to GF MONTAIGNE S.A.S., from third parties, for Euro 6,161 thousand. Such company is not consolidated as it is currently dormant, however it is the tenant in a rent contract for a boutique in Avenue Montaigne, Paris, which is being renovated and will eventually sell "Ferré" collections.
- Acquisition of 66.66% of the quota capital of BIEMME S.r.l., registered office a Valdobbiadene (TV), from third parties, for Euro 399 thousand. This company is specialized in galvanic production and dyeing.
- Acquisition of 80% of the share capital of EYEWEAR CONNECTION Inc. (office in North York, Ontario), which subsequently changed its name to ALLISON CANADA Inc., from third parties, for Euro 75 thousand.
- Incorporation of IT USA HOLDING Inc. by IT FINANCE AND TRADING B.V., office in Wilmington - DE - USA, through the transfer of the shares of IT USA Inc..
- Partial spin-off of M.A.C. USA Inc. into the following American companies:
  - MAC BAL HARBOUR Llc., with office in Bal Harbour - FL - USA;
  - MAC CHICAGO Llc., with office in Chicago - IL - USA;
  - MAC CLINTON Llc., with office in Clinton - CT - USA;
  - MAC COLORADO Llc., with office in Aspen - CO - USA;
  - MAC MADISON Llc., with office in New York - NY - USA;
  - MAC PALM BEACH Llc., with office in Palm Beach - FL - USA;
  - MAC SOHO Llc., with office in New York - NY - USA;
  - MAC WOODBURY Llc., with office in Woodbury - NY - USA;
- Incorporation of GENTRYPORTOFINO S.p.A. by IT HOLDING S.p.A., with registered office in Pettoranello di Molise (IS).
- Inclusion of FERRÉ FINANCE S.A., a Luxembourg-based company, which was the special purpose company for the bond issue on the Euromarket.
- Inclusion of FINANCIÈRE MELPAR HOLDING S.A., a Luxembourg-based company, which wholly owns GIANFRANCO FERRÉ S.p.A.. The latter is the head of a group of twelve companies, of which seven are foreign. These companies are listed below:
  - NUOVA ANDREA FASHION S.p.A., office in Milano;
  - GF MANUFACTURING S.r.l., office in Milano;
  - GIANFRANCO FERRÉ FRANCE E.u.r.l., office in Paris - France;
  - GIANFRANCO FERRÉ UK Ltd., office in London - UK;
  - GIANFRANCO FERRÉ HOLDINGS Inc., office in Wilmington - DE - USA;
  - GIANFRANCO FERRÉ USA Inc., office in New York - NY - USA;
  - FIRST N.Y. BOUTIQUE Inc., office in New York - NY - USA;
  - FIRST RODEO Corp., office in Los Angeles - CA - USA;
  - FIRST P.B. BOUTIQUE Inc., office in Palm Beach - FL - USA;
  - FG INVESTIMENTI S.r.l., office in Milano (unconsolidated and in liquidation);
  - GF MODE GmbH, office in München - Deutschland (unconsolidated and in liquidation);
  - MADEFERRÉ S.r.l., office in Milano (unconsolidated and in liquidation.)

GF MANUFACTURING S.r.l. co-ordinates the production and sale of items for the main collections.

NUOVA ANDREA FASHION S.p.A., GIANFRANCO FERRÉ FRANCE E.u.r.l., and GIANFRANCO FERRÉ UK Ltd. manage DOS in Italy, Cannes, and London, respectively.

GIANFRANCO FERRÉ HOLDINGS Inc. is the holding company dealing with distribution in the U.S.. Such company heads GIANFRANCO FERRÉ USA Inc., which manages the Directly Owned Showroom in New York, and FIRST N.Y. BOUTIQUE Inc. which manages the DOS in the same city. As a sub-holding company, the latter also controls FIRST RODEO Corp., which manages the DOS in Beverly Hills and FIRST P.B. BOUTIQUE Inc., which manages the DOS in Bal Harbour.
IT HOLDING S.p.A., the holding company, is currently controlled by PA Investments S.A., a Luxembourg-based company with its office in Rue de L'Eau, 18 - Luxembourg.

On behalf of the Board of Directors
Tonino Perna
Chairman and Chief Executive Officer
(signed on the original)

EXHIBITS ATTACHED TO THE CONSOLIDATED HALF YEAR REPORT

Exhibit 24. Statement of changes in intangible assets

(In thousands of Euros)

	2001 balances				
	Costs	Revaluation	Accumulated amortization	Write-off	Net opening balance 12/31/2001
Start-up and expansion costs	3,547		1,808		1,739
Research, development, and advertising costs	15,334		5,572		9,762
Industrial patents and similar rights	39		8		31
Licences, trademarks, and permits	85,037		19,495		65,542
Goodwill	13,400		3,586		9,814
Goodwill arising from consolidation	62,027		21,240		40,787
Assets in formation and advances	7,769		-		7,769
Other	27,158		10,010		17,148
Total	**214,311**	**-**	**61,719**	**-**	**152,592**

Exhibit 25. Statement of changes in tangible assets

(In thousands of Euros)

	2001 balances				
	Costs	Revaluation (a)	Accumulated depreciation	Write-off	Net opening balance 12/31/2001
Land and buildings	32,374	166	5,651		26,889
Plant and machinery	18,154		8,016		10,138
Industrial and commercial equipment	5,233		2,263		2,970
Other assets	27,265		14,261		13,004
Assets in formation and advances	81				81
Total	**83,107**	**166**	**30,191**	**-**	**53,082**

Changes during the period								
Additions	Reclassified items	Sales and disposals	Revaluations	Amortization	Write-off	Exchange difference	Changes in consolidation area	Net closing balance 06/30/2002
1,213				(427)		-	7	2,532
1,707				(1,695)		(47)	-	9,727
198				(13)		-	-	216
1,389				(7,360)		125	176,361	236,057
1,473				(1,050)		(45)	7,416	17,608
				(2,503)		(130)	241	38,395
1,761	(319)	(2,185)		-		-	963	7,989
7,641	319			(2,960)		(723)	4,386	25,811
15,382	**-**	**(2,185)**	**-**	**(16,008)**	**-**	**(820)**	**189,374**	**338,335**

Changes during the period									
Additions	Reclassified items	Sales and disposals	Exchange difference	Changes in consolidation area	Revaluation (b)	Depreciation	Write-off	Net closing balance 06/30/2002	Total revaluation at period-end (a+b)
12,474		(11,190)	(237)	284		(490)		27,730	166
350		(68)		345		(916)		9,849	
608		(39)	(9)	96		(684)		2,942	
3,179		(909)	(186)	1,799		(2,374)		14,513	
230				157				468	
16,841	**-**	**(12,206)**	**(432)**	**2,681**	**-**	**(4,464)**	**-**	**55,502**	**166**

Exhibit 26. Statement of changes in consolidated shareholders' equity at June 30, 2002

(In thousands of Euros)

	Balance at 12/31/2001	Allocation of net income	Dividend distribution	Purchase of own shares
Group interest in				
Shareholders' equity:				
Share capital	10,007	-	-	-
Share premium reserve	26,881	-	-	2,726
Legal reserve	2,467	160	-	-
Reserve for treasury shares	2,726	-	-	(2,726)
Extraordinary reserve	4,371	320	-	-
Other reserves:				
- consolidation reserve	30,015	-	-	-
- translation reserve	2,303	-	-	-
- other	668	-	-	-
Retained earnings (losses) carried forward	54,283	551	-	-
Net income (loss) for the period/year	1,031	(1,031)	-	-
Total group interest in shareholders' equity	**134,752**	-	-	-
Minority interest in shareholders' equity:				
Capital and reserves	1,540	(34)	-	-
Net income (loss)	(34)	34	-	-
Total minority interest in shareholders' equity	**1,506**	-	-	-
Total shareholders' equity	**136,258**	-	-	-

Translation difference	Capital grants received	Share capital increases	Other changes	Net income	Balance at 06/30/2002
-	-	-	-	-	10,007
-	-	85,618	-	-	115,225
-	-	-	-	-	2,627
-	-	-	-	-	-
-	-	-	-	-	4,691
-	-	-	-	-	30,015
(2,089)	-	-	-	-	214
-	-	1,822	8	-	2,498
-	-	-	-	-	54,834
-	-	-	-	4,635	4,635
(2,089)	**-**	**87,440**	**8**	**4,635**	**224,746**
(135)	-	-	99	-	1,470
-	-	-	-	(915)	(915)
(135)	**-**	**-**	**99**	**(915)**	**555**
(2,224)	**-**	**87,440**	**107**	**3,720**	**225,301**

Exhibit 27. Consolidated statements of cash flows

(In thousands of Euros)

	06/30/2002	12/31/2001
Cash flows from operating activities:		
• Net income	4,635	1,031
• Adjustments made to reconcile net income with variations in cash flow from operating activities:		
- Net income (loss) attributable to minority interests	(915)	(34)
- Depreciation and amortization	20,472	26,841
- Severance pay fund	1,947	3,025
- Other long-term liabilities	3,794	3,885
• Changes in net working capital excluding cash:		
- Trade receivables	(71,166)	(3,229)
- Due from parent companies	26	(33)
- Other receivables	(13,554)	(17,596)
- Inventories	(22,299)	(30,544)
- Accrued income and prepaid expenses	(12,463)	(467)
- Due from group companies and related parties	190	3,803
- Net assets held for sale	-	51
- Purchase (sale) of treasury shares	2,726	(1,831)
- Other assets	781	(1,786)
- Supplies	11,683	19,386
- Sums payable to taxation authorities	(2,036)	3,099
- Accrued liabilities, deferred income, and other current liabilities	14,493	5,122
- Due to group companies and related parties	(3,181)	(4,295)
- Due to parent companies	67,817	(8,426)
- Other long-term liabilities	2,606	(804)
Net cash flows from operating activites	**5,556**	**(2,802)**
Cash flows from investing activities:		
• Sales of (additions to) tangible assets	(6,884)	(11,115)
• Sales of (additions to) intangible assets	(201,640)	(23,163)
• Goodwill arising from consolidation	(111)	(375)
• Changes in consolidation reserves	107	1,415
• Changes in shareholdings	(6,385)	4,123
• Purchase (sale) of securities	6,653	(7,154)
Net cash outflow from investing activities	**(208,260)**	**(36,269)**
Cash flows from financing activities:		
• Change in short-term financial payables	23,139	70,329
• Receipt/repayment of loans	(28,237)	(15,867)
• Receipt/repayment of bond	200,000	-
• Change in translation reserves	(2,224)	904
• Dividends	-	(5,430)
• Share capital increase proceeds	(86,705)	(735)
• Share capital increase	87,440	-
• Capital contribution received	-	222
Net cash inflows from financing activities:	**193,413**	**49,423**
Increase (decrease) in cash	**(9,291)**	**10,352**
Cash - opening balance	**46,589**	**36,237**
Cash - closing balance	**37,298**	**46,589**

Exhibit 28. Number of employees

Category	Number at 06/30/2002	Average number at 06/30/2002	Number at 12/31/2001	Average number at 12/31/2001
Executives	65	67,10	48	47,99
Office staff	1,339	1,362,67	1,135	1,123,04
Workers	704	704,83	666	650,35
Total	**2,108**	**2,134,60**	**1,849**	**1,821,38**

Exhibit 29. Companies controlled by IT Holding S.p.A.

(In thousands of Euros)

Name	Registered office	Share/quota capital (In Euros unless stated)	Direct % of holding
IBEX 2001 S.p.A.	Milano - I	100,000	90.00%
ITF S.p.A.	Milano - I	5,200,000	
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	33,540,000	100.00%
ITJ S.p.A.	Pettoranello di Molise (IS) - I	9,804,000	
ELITE S.r.l.	Pettoranello di Molise (IS) - I	46,481	
ITC S.p.A.	Pettoranello di Molise (IS) - I	2,580,000	
HYPSOS S.r.l.	Pettoranello di Molise (IS) - I	104,000	0.05%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	4,785,160	
FAR IT Ltd.	Hong Kong - HK	HK$ 500,000	
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	18,160	
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	10,330	
ITTIERRE FRANCE S.A.	Paris - F	1,458,000	
ITTIERRE MODEN GmbH	Düsseldorf - D	64,000	
ITTIERRE SUISSE GmbH	Mendrisio - CH	CHF 250,000	
IT USA HOLDING Inc.	Wilmington - DE - USA	USD 200,000	
IT USA Inc.	New York - NY - USA	USD 200,000	
MAC USA Inc.	New York - NY - USA	USD 50,000	
MAC SOHO Llc.	New York - NY - USA	USD 584,062	
MAC MADISON Llc.	New York - NY - USA	USD 2,980,873	
MAC COLORADO Llc.	Aspen - CO - USA	USD 608,389	
MAC BAL HARBOUR Llc.	Bal Harbour - FL - USA	USD 489,470	
MAC PALM BEACH Llc.	Palm Beach - FL - USA	USD 437,168	
MAC CHICAGO Llc.	Chicago - IL - USA	USD 722,993	
MAC CLINTON Llc.	Clinton - CT - USA	USD 491,931	
MAC WOODBURY Llc.	Woodbury - NY - USA	USD 380,191	
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1,000	
M.A.C. - Manifatture Associate Cashmere S.p.A.	Campi Bisenzio (FI) - I	2,580,000	100.00%
COMPAGNIA ITALIANA MAGLIERIE S.r.l.	Campi Bisenzio (FI) - I	30,988	
MAC DEUTSCHLAND GmbH	Düsseldorf - D	255,750	
MAC FRANCE E.u.r.l.	Paris - F	360,000	
MAC JAPAN Inc.	Tokyo - J	JPY 10,000,000	
MAC MARBELLA S.L.	Malaga - E	41,142	
EXTE' UK Ltd.	London - GB	GBP 2	
GIGLI S.p.A.	Pettoranello di Molise (IS) - I	520,000	100.00%
V2I HOLDING S.A.	Luxembourg - L	3,235,090	
EUROHOLDING FASHION S.A.	Luxembourg - L	CHF 150,000	
INTERSTYLE HOLDING S.A.	Luxembourg - L	CHF 2,600,000	
MODA BRAND HOLDING S.A.	Luxembourg - L	CHF 300,000	
ALLISON S.p.A.	Limena (PD) - I	1,702,800	100.00%
ALLISON EYEWEAR Inc.	Los Angeles - CA - USA	USD 250,000	
DESIL S.p.A.	Domegge di Cadore (BL) - I	1,078,000	
ALLISON CANADA Inc.	North York - Ontario - CAN	CAD 95,000	
BIEMME S.r.l.	Valdobbiadene (TV) - I	115,200	
NEOMETAL OPTIK'S.p.A.	Domegge di Cadore (BL) - I	520,000	
MALO S.p.A.	Campi Bisenzio (FI) - I	5,200,000	100.00%
MAISON RG USA Inc.	New York - NY - USA	USD 2,000	
GF MONTAIGNE S.a.s.	Paris - F	1,993,750	100.00%
FERRÉ FINANCE S.A.	Luxembourg - L	125,000	100.00%
GENTRYPORTOFINO S.p.A.	Pettoranello di Molise (IS) - I	100,000	100.00%
FINANCIERE MELPAR HOLDING S.A.	Luxembourg - L	13,720,400	99.99%
GIANFRANCO FERRÉ S.p.A.	Milano - I	6,750,000	
NUOVA ANDREA FASHION S.p.A	Milano - I	1,800,000	
GF MANUFACTURING S.r.l.	Milano - I	100,000	
GIANFRANCO FERRÉ FRANCE E.u.r.l.	Paris - F	10,000	
GIANFRANCO FERRÉ UK Ltd.	London - GB	GBP 470,001	
GIANFRANCO FERRÉ HOLDINGS Inc.	Wilmington - DE - USA	USD 5,500,000	
GIANFRANCO FERRÉ USA Inc.	New York - NY - USA	USD 1,000,000	
FIRST N.Y. BOUTIQUE Inc.	New York - NY - USA	USD 1,500,000	
FIRST RODEO Corp.	Los Angeles - CA - USA	USD 600,000	
FIRST P.B. BOUTIQUE Inc.	Palm Beach - FL - USA	USD 500,000	

All shareholdings are owned by the company.

Those companies which are in liquidation, or where the holding is less than 1%, are not included.

Parent company	Indirect % of holding % of holding
IBEX 2001 S.p.A.	80.00%
ITTIERRE S.p.A.	100.00%
ITJ S.p.A.	100.00%
ITTIERRE S.p.A.	99.998%
ITJ S.p.A.	0.002%
ITTIERRE S.p.A.	99.95%
ITTIERRE S.p.A.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
HOBBYMARKT WASSENAAR B.V.	100.00%
IT FINANCE AND TRADING B.V.	99.994%
ITTIERRE S.p.A.	0.001%
HYPSOS S.r.l.	0.001%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT FINANCE AND TRADING B.V.	100.00%
IT USA HOLDING Inc.	100.00%
IT USA HOLDING Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
MAC USA Inc.	100.00%
IT FINANCE AND TRADING B.V.	99.90%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
M.A.C. - Manifatture Associate Cashmere S.p.A.	100.00%
GIGLI S.p.A.	100.00%
V2I HOLDING S.A.	80.00%
V2I HOLDING S.A.	80.00%
V2I HOLDING S.A.	80.00%
ALLISON S.p.A.	80.00%
ALLISON S.p.A.	51.00%
ALLISON S.p.A.	80.00%
ALLISON S.p.A.	66.66%
ALLISON S.p.A.	40.00%
MALO S.p.A.	100.00%
FINANCIERE MELPAR HOLDING S.A.	100.00%
GIANFRANCO FERRÉ S.p.A.	100.00%
GIANFRANCO FERRÉ S.p.A.	100.00%
GIANFRANCO FERRÉ S.p.A.	100.00%
GIANFRANCO FERRÉ S.p.A.	100.00%
GIANFRANCO FERRÉ S.p.A.	100.00%
GIANFRANCO FERRÉ HOLDINGS Inc.	100.00%
GIANFRANCO FERRÉ HOLDINGS Inc.	100.00%
FIRST N.Y. BOUTIQUE Inc.	100.00%
FIRST N.Y. BOUTIQUE Inc.	100.00%

FINANCIAL STATEMENTS OF THE HOLDING COMPANY

Balance sheets - Assets

OF THE HOLDING COMPANY

Exhibit 30. Balance sheets of the holding company - Assets
(In Euros)

ASSET				06/30/2002	12/31/2001	06/30/2001
A)	**SHARE CAPITAL PROCEEDS TO BE RECEIVED**					
	A2 Of which: called-up			87,439,891	-	-
	Total			**87,439,891**	-	-
B)	**FIXED ASSETS**					
	I	**Intangible assets**				
		1	startup and expansion cost	1,925,104	1,139,392	1,072,082
		4	licenses, trademarks, and permits	3,284,318	3,356,231	3,590,079
		6	assets in formation and advances	3,219,321	4,025,503	332,924
		7	other	380,641	940,585	1,074,647
		Total		**8,809,384**	**9,461,711**	**6,069,732**
	II	**Tangible assets**				
		2	plant and machinery	10,033	11,070	12,108
		3	industrial and commercial equipment	-	109	218
		4	other assets	734,572	707,512	739,472
		Total		**744,605**	**718,691**	**751,798**
	III	**Long-term financial assets**				
		1	shareholding in:			
			a) subsidiaries	124,173,798	108,277,740	103,987,792
			d) other	52	52	-
			Total shareholdigs	**124,173,850**	**108,277,792**	**103,987,792**
		2	receivables:			
			a) due from subsidiaries			
			a1) due before 12 months	122,169,057	87,633,683	83,225,231
			a2) due after 12 months	4,084,383	1,248,000	-
			d) due from other			
			d1) due before 12 months	-	1,121,625	-
			d2) due after 12 months	45,798	15,406	7,249
			Total receivables	126,299,238	90,018,714	83,232,480
		3	other securities	125,686,538	-	-
		Total		**376,159,626**	**198,296,506**	**187,220,272**
	TOTAL FIXED ASSETS			**385,713,615**	**208,476,908**	**194,041,802**

(In Euros)

	06/30/2002	12/31/2001	06/30/2001
C) CURRENT ASSETS			
II **Receivables**			
1 trade:			
1.1 due before 12 months	793,750	95,773	79,085
2 subsidiaries:			
2.1 due before 12 months	46,472,147	34,206,975	30,438,414
4 parent companies:			
4.1 due before 12 months	6,168	9,519	31,629
5 due from others:			
5.1 due before 12 months	6,655,119	6,466,725	1,673,025
Total	**53,927,184**	**40,778,992**	**32,222,153**
III **Marketable securities:**			
5 treasury shares	-	2,725,046	2,181,035
Total	-	**2,725,046**	**2,181,035**
IV **Cash and cash equivalents:**			
1 bank and P.O. deposits	14,493,805	5,333	9,108
3 cash on hand	7,747	8,061	11,353
Total	**14,501,552**	**13,394**	**20,461**
TOTAL CURRENT ASSETS	68,428,736	43,517,432	34,423,649
D) ACCRUED INCOME AND PREPAID EXPENSES	788,486	27,819	122,920
TOTAL ASSETS	542,370,728	252,022,159	228,588,371

Balance sheets - Liabilities

OF THE HOLDING COMPANY

Exhibit 30. Balance sheets of the holding company - Liabilities
(In Euros)

LIABILITIES			06/30/2002	12/31/2001	06/30/2001
A)	SHAREHOLDERS' EQUITY				
	I	Share capital	10,006,500	10,006,500	10,006,500
	II	Share premium reserve	115,224,282	26,881,010	27,425,020
	IV	Legal reserve	2,627,023	2,466,788	2,466,788
	V	Reserve for treasury shares	-	2,725,046	2,181,035
	VII	Other reserve	6,513,069	4,370,935	4,370,935
		1 extraordinary reserve	4,691,405	4,370,935	4,370,935
		2 other	1,821,664	-	-
	VIII	Retained earnings	18,314,045	15,590,054	15,590,054
	IX	Net income for the year	(2,180,120)	3,204,697	(2,578,292)
	TOTAL		**150,504,799**	**65,245,030**	**59,462,040**
B)	PROVISIONS FOR CONTINGENCIES AND CHARGES				
C)	SEVERANCE PAY FUND		**502,164**	**535,918**	**1,265,183**

(In Euros)

			06/30/2002	12/31/2001	06/30/2001
D)	ACCOUNTS PAYABLE				
	3	due to banks			
		3.1 due before 12 months	103,725,602	138,675,191	97,630,179
		3.2 due after 12 months	10,000,000	40,625,000	48,750,000
	6	due to suppliers			
		6.1 due before 12 months	4,820,673	1,174,187	1,367,091
	8	due to subsidiaries			
		8.1 due before 12 months	203,729,989	3,879,180	17,900,030
	10	due to parent companies			
		10.1 due before 12 months	67,892,591	14,181	29,004
	11	sums payable to taxation authorities			
		11.1 due before 12 months	-	97,227	127,575
	12	due to social security agencies			
		12.1 due before 12 months	16,002	18,731	191,835
	13	other account payable			
		13.1 due before 12 months	957,124	1,280,303	1,174,558
	TOTAL		**391,141,981**	**185,764,000**	**167,170,272**
E)	**ACCRUED LIABILITIES AND DEFERRED INCOME**		**221,784**	**477,211**	**690,876**
TOTAL LIABILITIES			**542,370,728**	**252,022,159**	**228,588,371**

MEMORANDUM ACCOUNTS					
A)	PERSONAL GUARANTEE PROVIDED				
	1	Guarantees provided to:			
		third parties	39,897,308	36,656,516	6,226,467
	2	Patronage letters provided to:			
		third parties	-	-	7,746,853
	TOTAL		**39,897,308**	**36,656,516**	**13,973,320**
C)	COMMITMENTS, RISKS, SALES AND PURCHASE COMMITMENTS AND OTHER MEMORANDUM ACCOUNT				
	1	Purchase commitments	-	8,548,876	-
	TOTAL		-	**8,548,876**	-
TOTAL MEMORANDUM ACCOUNTS			39,897,308	45,205,392	13,973,320

Statements of income

OF THE HOLDING COMPANY

Exhibit 31. Statements of income of the holding company
(In Euros)

				06/30/2002	12/31/2001	06/30/2001
A)	**VALUE OF PRODUCTION**					
	1	revenues from sales and services		4,346,089	6,224,557	4,654,878
	5	other revenues and income:				
		5.2	sundry revenues	1,342,979	2,232,813	1,412,306
	TOTAL			**5,689,068**	**8,457,370**	**6,067,184**
B)	**COSTS OF PRODUCTION**					
	6	raw, ancillary, consumable materials, and merchandise		70,566	171,543	59,484
	7	outside services		3,171,676	3,980,383	2,198,883
	8	use of third party assets		212,778	437,744	254,226
	9	personel		1,460,377	4,751,684	3,134,218
		a)	wages and salaries	1,131,602	3,674,640	2,413,915
		b)	social security contributions	229,599	760,557	539,318
		c)	severence pay fund	99,176	291,459	180,985
		d)	other costs	-	25,028	-
	10	amortization/depreciation and write-downs:		1,903,256	2,100,331	931,797
		a)	intangible assets	1,784,650	1,883,995	826,910
		b)	tangible assets	118,606	216,336	104,887
	14	sundry operating costs		125,507	90,145	43,578
	TOTAL			**6,944,160**	**11,531,830**	**6,622,186**
	DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION			**(1,255,092)**	**(3,074,460)**	**(555,002)**
C)	**FINANCIAL INCOME AND CHARGES**					
	15	income from shareholdings:				
		a)	subsidiaries	-	12,500,000	-
	16	other financial income:				
		a)	long-term receivables			
			a1) subsidiaries	1,995,614	4,599,832	2,253,551
			a3) parent companies	187,479	-	-
		c)	marketable securities	347,732	242,622	242,621
		d)	other financial income			
			d4) other parties	53,458	3,769	3,615
			d5) gains on foreign exchange	6,163	3,447	19,658
		Total financial income		2,590,446	17,349,670	2,519,445
	17	interest and other financial charges:				
		a)	subsidiaries	327,665	508,907	336,976
		d)	other parties	3,925,697	8,237,007	3,989,156
		e)	losses on foreign exchange	15	13,884	31,230
		Total financial charges		4,253,377	8,759,798	4,357,362
	TOTAL			**(1,662,931)**	**8,589,872**	**(1,837,917)**

(In Euros)

		06/30/2002	12/31/2001	06/30/2001
D)	ADJUSTMENTS TO FINANCIAL ASSET VALUES			
E)	EXTRAORDINARY ITEMS			
	20 income:			
	a) capital gain on the sale of assets	810,544	-	-
	c) non-recurring gains	12,785	390,165	3,601
	d) other items	367	30	20
	Total income	823,696	390,195	3,621
	21 charges:			
	c) non-recurring losses	85,780	8,554	7,668
	d) other items	13	722,051	181,326
	Total charges	85,793	730,605	188,994
	TOTAL EXTRAORDINARY ITEMS	**737,903**	**(340,410)**	**(185,373)**
	RESULT BEFORE TAXES	(2,180,120)	5,175,002	(2,578,292)
	22 income taxes:			
	a) current taxes	-	6,186,540	-
	b) deferred taxes	-	(4,216,235)	-
	26 NET INCOME FOR THE PERIOD	(2,180,120)	3,204,697	(2,578,292)

INDEPENDENT AUDITORS' REPORT

TO THE CONSOLIDATED FINANCIAL STATEMENTS

in accordance with article 156 of legislative decree no. 58 of February 24, 1998

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Francesco Caracciolo, 17
80122 NAPOLI NA

Telefono (081) 660785
Telefax (081) 662752

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
IT Holding S.p.A.

1 We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the IT Holding group as at and for the six months ended 30 June 2002, which are included in the half year report of IT Holding S.p.A.. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review of the half year reports of certain subsidiaries, representing approximately 12% and 10% of consolidated assets and consolidated revenues respectively, has been performed by other auditors who provided us with their reports thereon. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 With regard to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 5 April 2002 and 10 September 2001.

4 Based on our review, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with Consob guidelines governing preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

5 We draw your attention to the following matters:

5.1 As described in the half year report, the parent company availed itself of the option permitted by point 7 of article 81 of the Consob guidelines adopted with resolution no. 11971 of 14 May 1999 and subsequent modifications and integrations, and presented the result for the period gross of taxes.

5.2 With reference to the legal proceedings brought about by Trussardi S.p.A. and disclosed in the half year report, a guarantee agreement exists which holds IT Holding S.p.A. and its subsidiaries harmless from any negative effects deriving from events which occurred prior to 31 December 1996.

Naples, 31 October 2002

KPMG S.p.A.

(Signed on the original)

Giovanni Enrico Esposito
Director of Audit

Company headquarters	IT Holding S.p.A. Corso Monforte, 30 20122 Milano - Italia Tel. +39 02763039.1 Fax +39 02780016
Registered office	IT Holding S.p.A. Zona Industriale 86090 Pettoranello di Molise (IS) Italia Tel. +39 0865446.1 Fax +39 0865460290
IT Holding shares	IT Holding shares are listed on Milano Stock Exchange ITH IM (Bloomberg) ITH.MI (Reuters), ISIN IT0001165049
Annual General Meeting	6 maggio 2002
Financial results	IT Holding releases its quarterly financial results also on www.itholding.it
Analysts and Investors	Investors and securities analysts should contact the Investor Relations Officer Giovanni Paese giovanni_paese@itholding.it
Financial Media	Financial media should contact: Federico Steiner f.steiner@barabino.it Niccolò Moschini n.moschini@barabino.it Barabino & Partners Foro Buonaparte, 22 20121 Milano - Italia Tel. +39 0272023535 Fax +39 028900519
Independent Auditors	KPMG S.p.A. Via F. Caracciolo, 17 80122 Napoli - Italia Tel. +39 081660785 Fax +39 081662752

SHAREHOLDER INFORMATION

CORPORATE INFORMATION

Board of Directors

Chairman and Chief Executive Officer	Tonino Perna
Executive Deputy Chairman	Luca Solca
Directors	Antonio Di Pasquale
	Bruno Assumma
	Claudio Demattè
	Salvatore Vicari

Board of Statutory Auditors

Chairman	Mario Guerrisi
Statutory Auditors	Marco Giuseppe Maria Rigotti
	Simone Feig
Alternate Auditors	Valerio Pier Giuseppe Piacentini

IT Holding Investor Relations Department and
IT Holding Comunicazione
edited this half year report.

Printed by: Abete Donnelley Financial - IPF
October 2002

HOLDING